International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2013

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2013

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the three months ended		Full Year
	September 30, 2013	September 30, 2012	June 30, 2013
Lending Activities (Discussed in Section III)
Commitments[a]	$1,538	$2,580	$15,249
Gross disbursements[b]	5,846	3,483	16,030
Net disbursements[b]	3,564	1,283	6,552
Reported Basis
Income Statement (Discussed in Section II)
Operating income[c]	$644	$283	$876
Board of Governors-approved transfers	—	—	(663)
Net income	80	892	218
Balance Sheet (Discussed in Section III)
Total assets	$339,308	$346,664	$325,601
Net investment portfolio	38,764	33,970	33,391
Net loans outstanding	146,241	136,346	141,692
Borrowing portfolio[d]	146,854	134,600	137,008
Allocable Income (Discussed in Section II)	$663	$313	$968
Usable Equity[e] (Discussed in Section IV)	$40,134	$38,197	$39,711
Ratios (Discussed in Sections II and IV)
Return on average usable equity based on operating income	6.40%	2.97%	2.28%
Equity-to-loans ratio[f]	26.24	27.09	26.78

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC), and capitalized front-end fees and interest.
c.	Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	Excluding cumulative translation amounts associated with the fair value adjustment on non-trading portfolios, net.
f.	Ratio is computed using usable equity and excludes the respective periods’ operating income. Full year June 30, 2013 amount includes proposed transfer to General Reserve from FY 2013 net income.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) issued for the fiscal year ended June 30, 2013 (FY 2013). IBRD undertakes no obligation to update any forward-looking statements. Box 1 provides IBRD’s selected financial data as of and for the three months ended September 30, 2013 and September 30, 2012, as well as for the fiscal year ended June 30, 2013. Certain reclassifications of prior year’s information have been made to conform to the current year’s presentation, see Note A—Summary of Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements for details.

Basis of Reporting

Financial Statements: IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing, and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement, with the exception of the Available For Sale (AFS) portfolio. The securities in the AFS portfolio are carried at fair value with changes in fair value reported in equity. The loan portfolio is reported at amortized cost, with the exception of loans with embedded derivatives, which are reported at fair value. The financial statements provide a basis upon which Management derives its allocable income and analyzes fair value results.

Fair Value Results: IBRD makes extensive use of financial instruments, including derivatives, in its operations. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Management uses fair value results to assess the performance of the investment trading portfolio, monitor the results of the equity management framework, and manage certain market risks including interest rate risk and commercial counterparty credit risk. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value.

Allocable Income: Management uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for items such as Board of Governors-approved transfers and pension.

II.	Summary of Operating Income and Income Allocation

Operating Income

The primary drivers of IBRD’s operating income are interest earned on the loan and investment portfolios (net of funding costs), income generated from IBRD’s equity, net non-interest expenses, and the provision for losses on loans and other exposures1. Table 1 summarizes IBRD’s operating income and provides a reconciliation to allocable income.

Table 1: Condensed Statement of Operating and Allocable Income

In millions of U.S. dollars

For the three months ended September 30	2013	2012	Variance
Interest Income, net of Funding Costs
Interest margin	$214	$200	$14
Equity-contribution	679	312	367
Investments	37	58	(21)

Net Interest Income	$930	$570	$360

Provision for losses on loans and other exposures – release (charge)	17	(2)	19
Other income, net	18	14	4
Net non-interest expenses	(321)	(299)	(22)

Operating Income	$644	$283	$361

Adjustments:
Pension and other adjustments	19	30	(11)

Allocable Income	$663	$313	$350

Operating income was $361 million higher for the first three months of the fiscal year ending June 30, 2014 (FY 2014) as compared to the same period in FY 2013, primarily as a result of net realized gains of $432 million from the liquidation of the AFS portfolio and the unwinding of derivatives, in line with the changes being made to the equity management

[1]	Other exposures include: loans with a deferred drawdown option (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013    3

framework (See Section IV, Financial Risk Management, for details). This increase in operating income also resulted in an increase in IBRD’s return on average usable equity from 2.97% as of September 30, 2012 to 6.40% as of September 30, 2013.

Income Allocation

Allocable income was $968 million for FY 2013. Out of this amount, the Executive Directors on August 7, 2013, approved the allocation of $147 million to the General Reserve and recommended to IBRD’s Board of Governors the transfers of $621 million to the International Development Association (IDA) and $200 million to Surplus. These transfers were approved by IBRD’s Board of Governors on October 11, 2013, and the transfer to IDA was made on October 16, 2013.

III.	Balance Sheet Analysis

IBRD’s condensed balance sheet is presented in Table 2.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	September 30, 2013	June 30, 2013	Variance
Investments and due from banks	$43,829	$41,637	$2,192
Net loans outstanding	146,241	141,692	4,549
Receivable from derivatives	143,938	138,846	5,092
Other assets	5,300	3,426	1,874

Total Assets	$339,308	$325,601	$13,707

Borrowings	$152,716	$142,406	10,310
Payable for derivatives	137,353	131,131	6,222
Other liabilities	9,242	12,541	(3,299)
Equity	39,997	39,523	474

Total Liabilities and Equity	$339,308	$325,601	$13,707

Lending Activities Highlights

IBRD’s principal assets are its loans to member countries.

For the first three months of FY 2014, loan commitments were $1,538 million, a decrease of $1,042 million compared to the same period in FY 2013. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the global financial crisis, the declining commitment levels reflect the expected reversion to pre-crisis levels of approximately $15 billion annually.

As of September 30, 2013, on a reported basis, IBRD’s net loans outstanding totaled $146,241 million, an increase of $4,549 million from June 30, 2013, primarily due to $3,564 million in net loan disbursements made in the first three months of FY 2014 and currency translation gains of $982 million, consistent with the appreciation of the euro against the U.S. dollar during the period.

Investment Activities Highlights

As of September 30, 2013, the net investment portfolio totaled $38,764 million, of which $37,786 million represents the liquid asset portfolio (see Note C—Investments in the Notes to the Condensed Quarterly Financial Statements).

The objective of the liquid asset portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments, as reflected in the prudential minimum liquidity level. The prudential minimum liquidity level has been set at $24.5 billion for FY 2014, reflecting an increase of $2.5 billion from FY 2013. As of September 30, 2013, the liquid asset portfolio was at 152% of the prudential minimum liquidity level, slightly above the 150% maximum guideline.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013

Borrowing	Activities Highlights

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first three months of FY 2014, IBRD raised medium and long-term debt of $8,610 million in 11 currencies.

At September 30, 2013, the borrowing portfolio totaled $146,854 million, an increase of $9,846 million, as compared with June 30, 2013 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to net new borrowing issuances of $8,997 million and currency translation losses of $744 million consistent with the appreciation of the euro against the U.S. dollar during this period, partially offset by net unrealized mark-to-market gains of $304 million.

Capital Activities Highlights

Following the Board of Governors’ approval of the General and Selective Capital Increase resolutions in the fiscal year ended June 30, 2011 (FY 2011), subscribed capital is expected to increase by $86.2 billion over a five year period, of which $5.1 billion will be paid-in. As of September 30, 2013, $34.3 billion has been subscribed (including shares subscribed under the Voice Reform for which no paid-in capital was required), resulting in additional paid-in capital of $2,003 million, of which $70 million was paid in during the first quarter of FY 2014. In addition, since December 31, 2009, $1,401 million of members’ national currency paid-in capital which was subject to certain restrictions has become usable in IBRD’s operations, of which $72 million became usable during the first quarter of FY 2014.

IV. Financial Risk Management

In an effort to maximize IBRD’s capacity to support the mandate of providing lending to its borrowing member countries, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures do not exceed its risk bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool. The following sections provide details on capital adequacy and the management of market and credit risks.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its usable equity is sufficient to absorb unexpected credit shocks from its loan portfolio and continue to lend for development purposes. The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy.

At the beginning of the 2008 global financial crisis, the equity-to-loans ratio, at 38%, significantly exceeded the capital requirements of the Strategic Capital Adequacy Framework, allowing IBRD to respond effectively to the lending needs of its borrowing member countries. To ensure that IBRD’s capital adequacy remains sufficiently robust to support its goals with regard to its medium-term lending plans, IBRD’s shareholders agreed in the fiscal year ended June 30, 2010 (FY 2010) to a package of financial measures, with the objective of keeping the equity-to-loans ratio aligned with the strategic capital adequacy framework. The package of financial measures included a capital increase effective over a five year period starting in FY 2011, and efforts by Management to work with shareholders to increase the usability of their national currency paid-in capital, which is subject to certain restrictions. Refer to Section III, Balance Sheet Analysis, for further details of the amount of capital received during the period.

As presented in Table 3, IBRD’s equity-to-loans ratio decreased from 26.78% at June 30, 2013 to 26.24% at September 30, 2013. The decrease was primarily a result of the greater increase in loan exposure, as compared to the increase in usable equity during the period. The increase in loan exposure was mostly due to the net positive loan disbursements during the period, while the increase in usable equity was due to the receipt of paid-in capital and existing national currency paid-in capital becoming usable during the period.

Table 3: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	September 30, 2013	June 30, 2013	Variance
Equity-to-loans ratio	26.24%	26.78%	(0.54)%
Usable equity	$40,134	$39,711	$423
Loans outstanding and other exposures	$152,942	$148,281	$4,661

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013    5

Management of Market and Credit Risks

Of the various types of market risks, the most significant market risk faced by IBRD is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk. The following sections provide additional details on how IBRD manages interest rate and credit risks.

Interest Rate Risk

Under its current strategy to manage its interest rate risk exposure, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) and its liabilities (borrowing portfolio) through the use of derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable rate instruments. While this strategy helps to manage IBRD’s interest margin on debt funded loans against interest rate volatility, the interest income on loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD implemented an equity duration extension strategy in the fiscal year ended June 30, 2008, with the objective of reducing the sensitivity of operating income to fluctuations in short-term interest rates. This strategy is currently being revised under the equity management framework, in response to the changes in the market environment. In the interim, IBRD has taken measures to reduce the interest rate risk and duration of its equity. In line with this, the duration of IBRD’s equity has declined from approximately 4.5 years as of June 30, 2013 to approximately one year as of September 30, 2013. These measures resulted in IBRD realizing net gains as discussed in Section II, Summary of Operating Income and Income Allocation and lowering the interest rate sensitivity of the strategy as discussed in Section V, Summary of Fair Value Results.

Country Credit Risk

This risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk through the use of individual country exposure limits. These exposure limits take into account creditworthiness and performance.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of DDOs that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. For FY 2014, the Single Borrower Limit is $17.5 billion for India and $16.5 billion for all other qualifying borrowers. The Equitable Access Limit at June 30, 2013 was $25 billion.

The eight countries with the highest exposures accounted for approximately 61% of IBRD’s total exposure. All exposures for these individual borrowers were below the Single Borrower Limit, see Figure 6. IBRD’s largest exposure to a single borrowing country was $14.8 billion at September 30, 2013.

Figure 6: Country Exposures at September 30, 2013

In billions of U.S. dollars

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013

Probable Losses, Overdue Payments and Non-performing Loans

As of September 30, 2013, only 0.31% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. Effective July 16, 2013, all loans made to or guaranteed by Iran were placed into nonaccrual status. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and on that date, the loans to, or guaranteed by, Iran were restored to accrual status. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.11% of the total loan portfolio. For further information, see Notes to Financial Statements-Note D-Loans and Other Exposures.

Counterparty Credit Risk

IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

The effective management of commercial counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and managing of this risk is a continuous process due to the changing market environment. Commercial counterparty credit risk is managed through the application of eligibility criteria, volume limits for transactions with individual counterparties, and the use of mark-to-market collateral arrangements for swap transactions. Table 4 summarizes IBRD’s commercial counterparty credit risk exposure.

Table 4: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of September 30, 2013
	Investments
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$7,677	$9,222	$—	$16,899	43%
AA	4,939	9,154	346	14,439	37
A	1,487	5,818	97	7,402	19
BBB	580	2	—	582	1
BB or lower	—	11	—	11	*

Total	$14,683	$24,207	$443	$39,333	100%

	As of June 30, 2013
	Investments
Counterparty Rating	Sovereigns	Agencies, Commercial paper, Asset- Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,768	$8,236	$—	$18,004	48%
AA	4,018	8,377	438	12,833	35
A	738	5,123	139	6,000	16
BBB	279	2	—	281	1
BB or lower	—	11	—	11	*

Total	$14,803	$21,749	$577	$37,129	100%

a	Excludes exposures relating to Post-Employment Benefits Plan.
*	Indicates percentage less than 0.5%.

IBRD’s overall commercial credit exposure increased during the first quarter of FY 2014, commensurate with the overall increase in liquidity levels. Sovereign exposure in the AAA rating category decreased at September 30, 2013 as compared to June 30, 2013, reflecting Management’s decision to liquidate fixed income securities in line with the changes being made under the equity management framework. Sovereign exposure to the BBB rating category increased at September 30, 2013 as compared to June 30, 2013, as Management broadened the universe of investment assets to achieve greater diversification and better risk-adjusted investment performance.

The credit quality of IBRD’s portfolio continues to remain concentrated in the upper end of the credit spectrum with 80% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held, was $39.3 billion as of September 30, 2013. Of this amount, $8.1 billion (21%) related to countries in the euro zone; of which $6.9 billion (85%) was rated AA or above and none was rated below A.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013    7

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with the commercial counterparties discussed above, IBRD also offers derivative intermediation services to borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates.

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of September 30, 2013, the notional amounts and net fair value exposures under these agreements were $9,728 million and $901 million, respectively. Probable losses inherent in these exposures due to country credit risk are covered by the fair value adjustment on non-trading portfolios.

Non-Affiliated Organizations: IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. As of September 30, 2013, the notional amounts and net fair value exposures under this agreement were $8,423 million and $1,071 million, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2013, IBRD has not exercised this right, but reserves its right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure to its derivative transactions with IFFIm, by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percentage of the net present value of IFFIm’s financial assets.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of September 30, 2013, the notional amounts and net fair value exposures under this agreement were $5,165 million and $3 million, respectively. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels that are a proxy for AAA credit rating. As of September 30, 2013, IDA had not posted any collateral with IBRD.

Credit Valuation Adjustment (CVA)

IBRD calculates a CVA that represents the fair value of its commercial counterparty credit risk and non-commercial counterparty credit risks from IFFIm and IDA in connection with swap intermediation activities. This is calculated by using the fair value of the derivative contracts, net of collateral received under credit support agreements. As credit risk is an essential component of fair value, IBRD includes a CVA in the fair value of derivatives to reflect counterparty credit risk. The CVA is a function of exposure and the probability of counterparty default based on the CDS spread and, where applicable, proxy CDS spreads. The CVA on IBRD’s balance sheet at September 30, 2013 and June 30, 2013 was $56 million and $67 million, respectively.

V.	Summary of Fair Value Results

Fair Value Adjustments

IBRD’s financial objective is not to maximize profit, but to leverage its balance sheet to earn adequate income to ensure its financial strength and to sustain its development activities. An important element in achieving its development goals is IBRD’s ability to minimize its cost of borrowing from capital markets for lending to its developing member countries. In line with this, IBRD makes extensive use of financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk.

Given IBRD’s intention to hold its primary assets and related funding to maturity (loan and borrowing portfolios), fair value results are not used for income allocation decision making purposes by Management. Rather, they are primarily used to assess the performance of the investment trading portfolio, monitor the results of the equity management framework, and manage certain market risks including interest rate and commercial credit risk for derivative counterparties.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013

For the first three months of FY 2014, IBRD experienced net unrealized losses of $827 million. The primary driver of these losses is the fair value adjustment on equity management as discussed further below. The table below provides a summary of the fair value adjustment on the income statement, along with the sensitivity of each portfolio to the effect of interest rates and credit.

Table 5: Summary of Fair Value Adjustment, net

In millions of U.S. dollars

For the three months ended September 30,	2013
Borrowing portfolio	$184
Loan portfolio	(141)
Equity management, net	(870)

$(827)[a]

a.	See Table 9 for reconciliation to the fair value comprehensive basis net income.

Dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates (DV01).

Fair Value Sensitivity to Interest Rates	Fair Value Sensitivity to Credit[b]
$4	$44
(7)	(37)
(4)	*

$(7)	$7

b.	Excludes CVA adjustment on swaps.
*	Sensitivity is marginal.

Effect of Interest Rates

IBRD uses derivatives in its loan and borrowing portfolios to arrive at LIBOR based floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements is therefore low, resulting in relatively small fair value adjustments to income. In line with changes being made under the equity management framework, IBRD has reduced its sensitivity to interest rates (DV01) from $18 million at June 30, 2013 to $4 million at September 30, 2013 (See Table 5).

The fair value adjustment on equity management of $870 million primarily relates to the reclassification to operating income of net realized gains associated with the liquidation of the AFS portfolio and the unwinding of derivatives, as discussed in Section II, Summary of Operating Income and Income Allocation.

Figure 7: Sensitivity to Interest Rates as of September 30, 2013

Dollar change in fair value corresponding to a one basis point upward parallel-shift in interest rates (DV01).

In millions of U.S. dollars

Effect of Credit

The effect of credit on IBRD’s investment, borrowing, loan, and derivative portfolios remained largely unchanged during the first three months of FY 2014. A detailed discussion on how the credit risk of each portfolio is managed is included in the June 30, 2013 MD&A.

Changes in Accumulated Other Comprehensive Income

In addition to the fair value adjustments on the loan, borrowing and asset/liability management portfolios, IBRD’s fair value adjustment on the income statement also reflects changes in Accumulated Other Comprehensive Income (AOCI) as shown in Table 6.

Table 6: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

For the three months ended September 30	2013	2012	Variance
Amortization of unrecognized net actuarial losses on benefit plans	$40	$67	$(27)
Amortization of unrecognized net prior service cost on benefit plans	6	5	1
Derivatives and hedging transition adjustment[a]	*	*	*
Currency translation adjustments	176	146	30

Total	$222	$218	$4

a.	Amount represents amortization of transition adjustment relating to the adoption of Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5. million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013    9

Fair Value Results

The following tables provide information on a fair value basis. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value and all changes in AOCI are also included in fair value net income.

Tables 7 and 8 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement. Table 9 provides a reconciliation of all fair value adjustments.

Table 7: Condensed Balance Sheet on a Fair Value Basis

In millions of U.S. dollars

	As of September 30, 2013			As of June 30, 2013
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$4,721		$4,721	$4,763		$4,763
Investments	39,108		39,108	36,874		36,874
Net loans outstanding	146,241	$(3,970)	142,271	141,692	$(3,682)	138,010
Receivable from derivatives	143,938		143,938	138,846		138,846
Other assets	5,300		5,300	3,426		3,426

Total assets	$339,308	$(3,970)	$335,338	$325,601	$(3,682)	$321,919

Borrowings	$152,716	$(2)[a]	$152,714	$142,406	$(3)[a]	$142,403
Payable for derivatives	137,353		137,353	131,131		131,131
Other liabilities	9,242		9,242	12,541		12,541

Total liabilities	299,311	(2)	299,309	286,078	(3)	286,075
Paid in capital stock	13,504		13,504	13,434		13,434
Retained earnings and other equity	26,493	(3,968)	22,525	26,089	(3,679)	22,410

Total equity	39,997	(3,968)	36,029	39,523	(3,679)	35,844

Total liabilities and equity	$339,308	$(3,970)	$335,338	$325,601	$(3,682)	$321,919

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 8: Condensed Statement of Income on a Comprehensive Basis

In millions of U.S. dollars

	2013			2012
For the three months ended September 30	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$537		$537	$636	—	$636
Income from investments, net[b]	56		56	105	—	105
Income from equity management, net	683		683	262	—	262
Other income	100		100	86	—	86

Total income	1,376		1,376	$1,089	—	1,089

Borrowing expenses	313		313	$405	—	405
Administrative expenses including contributions to special programs	436		436	399	—	399
Provision for losses on loans and other exposures (release) charge	(17)	$17	—	2	$(2)	—

Total expenses	732	17	749	806	(2)	804

Operating income	$644	$(17)	$627	$283	$2	$285
Fair Value adjustment on equity management, net	(870)	—	(870)	226	—	226
Fair value adjustment on other non-trading portfolios, net[c]	306	—	306	383	—	383
Fair value adjustment on loans[d]	—	(252)	(252)	—	1,812	1,812
Changes to accumulated other comprehensive income	—	222	222	—	218	218

Net Income	$80	$(47)	$33	$892	$2,032	$2,924

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

10    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013

Table 9: Reconciliation of Fair Value Adjustments, net

In millions of U.S. dollars

For the three months ended September 30	2013	2012	Variance

Borrowing portfolio (including loan-related derivatives)	$304	$399	$(95)
Derivatives held in the asset-liability management portfolio	7	(22)	29
Derivatives held in the client operations portfolio	(1)	(1)	—
A loan with an embedded derivative	(4)	7	(11)

Fair value adjustment on other non-trading portfolios, net	306	383	(77)
Fair Value adjustment on equity management, net	(870)	226	(1,096)
Fair value adjustment on loans[a]	(269)	1,814	(2,083)

Total fair value adjustments in Table 8	$(833)	$2,423	$(3,256)

Adjustments:
Exclude derivatives held in the client operations portfolio	1	1	—
Exclude certain derivatives held in the asset-liability management portfolio	5	12	(7)
Include derivatives and hedging transition adjustment[b] (included in AOCI)	*	1	(1)

	6	14	(8)

Total fair value adjustments as presented in Table 5	$(827)	$2,437	$(3,264)

a.	Amount includes provision for losses on loans and other exposures: $17 million release—September 30, 2013 and $2 million charge—September 30, 2012.
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
*	Indicates amounts less than $0.5 million.

VI.	Senior Management Changes

Effective June 30, 2013, Robert Kopech retired as Chief Risk Officer (CRO). Effective July 1, 2013, Bertrand Badré assumed the position of acting CRO until such time as a new CRO is appointed.

Effective July 30, 2013, Sri Mulyani Indrawati, Managing Director of IBRD also assumed the position of Chief Operating Officer.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013    11

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

(UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2013 (Unaudited)	June 30, 2013 (Unaudited)
Assets
Due from banks—Note C
Unrestricted cash	$4,604	$4,555
Restricted cash	117	208

	4,721	4,763

Investments
Trading (including securities transferred under repurchase agreements or securities lending agreements of $9 million—September 30, 2013; $123 million—June 30, 2013)—Note C	37,497	32,594
Available For Sale (AFS)—(including securities transferred under repurchase agreements or securities lending agreements of $2,538 million—June 30, 2013)—Note C	—	2,570

	37,497	35,164

Securities purchased under resale agreements—Note C	1,611	1,710
Derivative assets
Investments—Notes C, F and K	17,207	14,550
Client operations—Notes D, F, I and K	23,574	23,907
Borrowings—Notes E, F and K	100,906	96,956
Others—Notes F and K	2,251	3,433

	143,938	138,846

Loans outstanding—Notes D, I and K
Total loans	204,980	205,082
Less undisbursed balance	56,660	61,306

Loans outstanding (including a loan at fair value of $138 million— September 30, 2013; $148 million—June 30, 2013)	148,320	143,776
Less:
Accumulated provision for loan losses	1,649	1,659
Deferred loan income	430	425

Net loans outstanding	146,241	141,692
Other assets—Notes C and I	5,300	3,426

Total assets	$339,308	$325,601

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013

	September 30, 2013 (Unaudited)	June 30, 2013 (Unaudited)
Liabilities
Borrowings—Note E	$152,716	$142,406
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	3,476	7,028
Derivative liabilities
Investments—Notes C, F and K	17,944	14,783
Client operations—Notes F, I and K	23,554	23,887
Borrowings—Notes E, F and K	95,044	91,558
Others—Notes F and K	811	903

	137,353	131,131

Other liabilities—Notes C, D and I	5,766	5,513

Total liabilities	299,311	286,078

Equity
Capital stock—Note B
Authorized (2,307,600 shares—September 30, 2013, and June 30, 2013)
Subscribed (1,860,234 shares—September 30, 2013, and 1,850,047 shares—June 30, 2013)	224,410	223,181
Less uncalled portion of subscriptions	210,906	209,747

Paid-in capital	13,504	13,434
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(430)	(456)
Receivable amounts to maintain value of currency holdings	(78)	(81)
Deferred amounts to maintain value of currency holdings	337	282
Retained earnings (see Condensed Statement of Changes in Retained
Earnings; Note G)	29,345	29,265
Accumulated other comprehensive loss—Note J	(2,681)	(2,921)

Total equity	39,997	39,523

Total liabilities and equity	$339,308	$325,601

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013    13

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2013	2012
Income
Loans—Note D	$537	$636
Investments-Trading, net—Notes C and F	56	105
Income from equity management, net—Notes C, F and K	683	262
Other—Notes H and I	100	86

Total income	1,376	1,089

Expenses
Borrowings, net—Note E	313	405
Administrative—Notes H and I	379	384
Contributions to special programs	57	15
Provision for losses on loans and other exposures, (release) charge—Note D	(17)	2

Total expenses	732	806

Income before fair value adjustments on non-trading portfolios, net and Board of Governors-approved transfers	644	283
Fair value adjustments on:
Equity management, net—Notes C and K	(870)	226
Other non-trading portfolios, net—Notes D, E, F, J and K	306	383

Total fair-value adjustments on non-trading portfolios, net	(564)	609

Net income	$80	$892

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2013	2012
Net income	$80	$892
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1
Amortization of unrecognized net actuarial losses	40	67
Amortization of unrecognized prior service costs	6	5
Currency translation adjustment	193	158

Total other comprehensive income	240	231

Comprehensive income	$320	$1,123

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2013	2012
Retained earnings at beginning of the fiscal year	$29,265	$29,047
Net income for the period	80	892

Retained earnings at end of the period	$29,345	$29,939

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013    15

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2013	2012
Cash flows from investing activities
Loans
Disbursements	$(5,840)	$(3,477)
Principal repayments	2,282	2,200
Loan origination fees received	13	8
Sale of AFS securities	2,484	—
Other investing activities, net	(24)	(17)

Net cash used in investing activities	(1,085)	(1,286)

Cash flows from financing activities
Medium and long-term borrowings
New issues	7,113	4,047
Retirements	(9,035)	(6,334)
Net short-term borrowings	6,732	1,184
Net derivatives-borrowings	115	628
Capital subscriptions	70	61
Other capital transactions, net	90	243

Net cash provided by (used in) financing activities	5,085	(171)

Cash flows from operating activities
Net income	80	892
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Fair value adjustments on non-trading portfolios, net	564	(609)
Change in fair value of AFS securities sold	80	—
Depreciation and amortization	183	214
Provision for losses on loans and other exposures, (release) charge	(17)	2
Changes in:
Investments-Trading, net	(5,287)	4,277
Other assets and liabilities	371	(286)

Net cash (used in) provided by operating activities	(4,026)	4,490

Effect of exchange rate changes on unrestricted cash	75	2

Net increase in unrestricted cash	49	3,035
Unrestricted cash at beginning of the fiscal year	4,555	5,682

Unrestricted cash at end of the period	$4,604	$8,717

Supplemental disclosure
Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$982	$850
Investment portfolio	40	43
Borrowing portfolio	744	640
Capitalized loan origination fees included in total loans	6	6
Interest paid on borrowing portfolio	47	203

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2013, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2013, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In addition, effective July 1, 2013, accrued interest on borrowings and derivatives (Client operations, Borrowings and Others), which was previously shown as part of other assets and other liabilities, is now included in the corresponding line items under borrowings, derivative assets and derivative liabilities. As a result, borrowings, derivative assets and derivative liabilities as of June 30, 2013 have increased by $906 million, $1,461 million and $1,322 million, respectively. Correspondingly, other assets and other liabilities have decreased by $227 million and $994 million, respectively. There was no net effect on IBRD’s equity.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of

September 30, 2013. IBRD continues to evaluate the potential future implications of the Act.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The ASU requires entities to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to a master netting agreement and agreements similar to master netting agreements. Subsequently, in January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities which has clarified that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, as well as repurchase agreements, reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with US GAAP or subject to an enforceable master netting arrangement or similar agreement. For IBRD, the ASUs were effective from the quarter ended September 30, 2013, and resulted in additional disclosures which are reflected in Note C-Investments and Note F-Derivative Instruments.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU introduces new presentation requirements about the amounts reclassified out of AOCI. It requires an entity to present information about the reclassified amounts by component and to provide additional details about such reclassifications. The ASU does not change the current requirements for reporting net income or other comprehensive income in the financial statements or which items could be reclassified from other comprehensive income into net income. For IBRD, the new requirements were effective from the quarter ended September 30, 2013 and resulted in additional disclosures, which are reflected in Note H-Pension and Other Post Retirement Benefits and Note J-Comprehensive Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)     17

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the three months ended September 30, 2013 and the fiscal year ended June 30, 2013:

	Authorized shares	Subscribed shares
As of June 30, 2012	2,307,600	1,702,605
General and Selective Capital Increase (GCI/SCI)	—	147,442

As of June 30, 2013	2,307,600	1,850,047
GCI/SCI	—	10,187

As of September 30, 2013	2,307,600	1,860,234

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the three months ended September 30, 2013 and the fiscal year ended June 30, 2013:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	17,787	(16,771)	1,016

As of June 30, 2013	223,181	(209,747)	13,434
GCI/SCI	1,229	(1,159)	70

As of September 30, 2013	$224,410	$(210,906)	$13,504

NOTE C—INVESTMENTS

As of September 30, 2013, IBRD’s investments include a liquid asset portfolio, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF). During the three months ended September 30, 2013, the AFS portfolio was liquidated.

The composition of IBRD’s net investment portfolio as of September 30, 2013 and June 30, 2013 was as follows:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Net investment portfolio
Liquid asset portfolio	$37,786	$32,566
AFS portfolio	—	(154)
PCRF holdings	41	39
AMC holdings	216	257
PEBP holdings	721	683

Total	$38,764	$33,391

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2013, the majority of Investments-Trading is comprised of government and agency obligations and time deposits (51% and 37%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

18    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2013 (UNAUDITED)

A summary of IBRD’s Investments at September 30, 2013 and June 30, 2013, is as follows:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Trading
Equity securities	$345	$274
Government and agency obligations	19,142	16,381
Time deposits	14,029	12,482
Asset-backed securities (ABS)	3,981	3,457

	37,497	32,594
AFS
Government obligations	—	2,538
Time deposits	—	32

	—	2,570

Total	$37,497	$35,164

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2013 and June 30, 2013:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Investments
Trading	$37,497	$32,594
AFS	—	2,570

Total	37,497	35,164

Securities purchased under resale agreements	1,611	1,710
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received
Investments—Trading	(3,476)	(4,489)
Investments—AFS	—	(2,539)

Total	(3,476)	(7,028)

Derivative assets
Currency forward contracts	5,503	4,989
Currency swaps	11,611	9,464
Interest rate swaps	89	89
Swaptions, exchange traded options and futures contracts	2	8
Other[a]	2	—

Total	17,207	14,550

Derivative liabilities
Currency forward contracts	(5,669)	(4,996)
Currency swaps	(12,071)	(9,574)
Interest rate swaps	(199)	(212)
Swaptions, exchange traded options and futures contracts	(5)	(* )
Other[a]	—	(1)

Total	(17,944)	(14,783)

Cash held in investment portfolio[b]	4,276	4,251
Receivable from investment securities traded[c]	116	73
Short term borrowings[d]	(55)	(409)
Payable for investment securities purchased[e]	(468)	(137)

Net Investment Portfolio	$38,764	$33,391

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Borrowings on the Condensed Balance Sheet.
e.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    19

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F–Derivative Instruments.

As of September 30, 2013, there were no short sales included in Other liabilities on the Condensed Balance Sheet (Nil—June 30, 2013).

For the three months ended September 30, 2013, IBRD’s Investment – Trading income included $2 million of net unrealized losses (unrealized gains of $50 million—three months ended September 30, 2012).

At June 30, 2013, due to the intent to sell, IBRD determined that the government obligations included in its AFS portfolio were other than temporarily impaired (OTTI). For the fiscal year ended June 30, 2013, IBRD recorded OTTI losses of $160 million on these securities in the Statement of Income. These losses, which were due to interest rate increases, represented write-downs to fair value for AFS securities.

During the three months ended September 30, 2013 the AFS portfolio was liquidated resulting in $240 million of realized losses. The total proceeds from the sale of these securities were $2,484 million.

The following table presents the amortized cost, gross unrealized gains and losses, and fair value by major type of AFS security, as at June 30, 2013:

In millions of U.S. dollars

	AFS
	Total Amortised Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government obligations	$2,698	$—	$(160)	$2,538
Time deposits	32	—	—	32

Total	$2,730	$—	$(160)	$2,570

The maturity structure of IBRD’s AFS securities by major type, at June 30, 2013 was as follows:

In millions of U.S. dollars

	AFS
	Government Obligations	Time Deposits	Total
Less than 1 year	$—	$32	$32
5-10 years	2,538	—	2,538

Total	$2,538	$32	$2,570

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and June 30, 2013:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$238	$107	$—	$345
Government and agency obligations	3,463	15,679	—	19,142
Time deposits	1,191	12,838	—	14,029
ABS	—	3,981	—	3,981

Total Investments – Trading	4,892	32,605	—	37,497
Investments – AFS	—	—	—	—
Government obligations	—	—	—	—
Time deposits	—	—	—	—

Total Investments – AFS	—	—	—	—

Securities purchased under resale agreements	445	1,166	—	1,611
Derivative assets-Investments
Currency forward contracts	—	5,503	—	5,503
Currency swaps	—	11,611	—	11,611
Interest rate swaps	—	89	—	89
Swaptions, exchange traded options and futures contracts	—	2	—	2
Other[a]	—	2	—	2

Total Derivative assets-Investments	—	17,207	—	17,207

Total	$5,337	$50,978	$—	$56,315

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$11	$—	$11
Derivative liabilities-Investments
Currency forward contracts	—	5,669	—	5,669
Currency swaps	—	12,071	—	12,071
Interest rate swaps	—	199	—	199
Swaptions, exchange traded options and futures contracts	4	1	—	5
Other[a]	—	—	—	—

Total Derivative liabilities-Investments	4	17,940	—	17,944

Total	$4	$17,951	$—	$17,955

a.	These relate to TBA securities.
b.	Excludes $3,465 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    21

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$219	$55	$—	$274
Government and agency obligations	3,242	13,139	—	16,381
Time deposits	1,750	10,732	—	12,482
ABS	—	3,457	—	3,457

Total Investments – Trading	$5,211	$27,383	$—	$32,594

Investments – AFS
Government obligations	2,538	—	—	2,538
Time deposits	32	—	—	32

Total Investments – AFS	2,570	—	—	2,570

Securities purchased under resale agreements	1,311	399	—	1,710
Derivative assets-Investments
Currency forward contracts	—	4,989	—	4,989
Currency swaps	—	9,464	—	9,464
Interest rate swaps	—	89	—	89
Swaptions, exchange traded options and futures contracts	8	—	—	8
Other[a]	—	—	—	—

Total Derivative assets-Investments	8	14,542	—	14,550

Total	$9,100	$42,324	$—	$51,424

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$2,662	$—	$2,662
Derivative liabilities-Investments
Currency forward contracts	—	4,996	—	4,996
Currency swaps	—	9,574	—	9,574
Interest rate swaps	—	212	—	212
Swaptions, exchange traded options and futures contracts	*	—	—	*
Other[a]	—	1	—	1

Total Derivative liabilities-Investments	—	14,783	—	14,783

Total	$—	$17,445	$—	$17,445

a.	These relate to TBA securities.
b.	Excludes $4,366 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

As of September 30, 2013 and June 30, 2013, IBRD had no Level 3 instruments in its Investments.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, credit limits have been established for counterparties by type of instrument and maturity category.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of September 30, 2013 and June 30, 2013.

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Collateral received
Cash	$3,465	$4,366
Securities	3,018	3,258

Total collateral received	$6,483	$7,624

Collateral permitted to be repledged	$6,483	$7,624
Amount of collateral repledged	—	—

As of September 30, 2013, IBRD received total cash collateral of $3,465 million ($4,366 million—June 30, 2013), of which $1,258 million was invested in highly liquid instruments ($2,076 million—June 30, 2013).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For Balance Sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2013 and June 30, 2013, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    23

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements in:
Investments – Trading	$9	$123	Included under Investments-Trading on the Condensed Balance Sheet
Investments – AFS	$—	$2,538	Included under Investments-AFS on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$11	$2,662	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2013, IBRD had received securities with a fair value of $1,615 million ($1,711 million—June 30, 2013). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2013).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: deferred drawdown options (DDOs), irrevocable commitments, exposures to member countries’ derivatives, and guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

Of the total loans outstanding as of September 30, 2013, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

As of September 30, 2013, only 0.31% of IBRD’s loans were in nonaccrual status and these were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.11% of the total loans portfolio.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loan portfolio as of September 30, 2013 and June 30, 2013:

In millions of U.S. dollars

	September 30, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,313	$14,313
Medium	—	—	—	—	—	—	81,789	81,789
High	1	—	—	—	—	1	51,616	51,617

Loans in accrual status[a]	1	—	—	—	—	1	147,718	147,719
Loans in nonaccrual status[a]	5	—	—	—	452	457	6	463
Loan at fair value[b]	—	—	—	—	—	—	138	138

Total	$6	$—	$—	$—	$452	$458	$147,862	$148,320

In millions of U.S. dollars

	June 30, 2013
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,609	$14,609
Medium	—	—	—	—	—	—	78,553	78,553
High	10	—	—	35	—	45	49,959	50,004

Loans in accrual status[a]	10	—	—	35	—	45	143,121	143,166
Loans in nonaccrual status[a]	—	—	—	5	447	452	10	462
Loan at fair value[b]	—	—	—	—	—	—	148	148

Total	$10	$—	$—	$40	$447	$497	$143,279	$143,776

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    25

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2013, and for the fiscal year ended June 30, 2013 are summarized below:

In millions of U.S. dollars

	September 30, 2013			June 30, 2013
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,659	$54	$1,713	$1,690	$35	$1,725
Provision – (release) charge	(19)	2	(17)	(40)	18	(22)
Translation adjustment	9	1	10	9	1	10

Accumulated provision, end of the period/fiscal year	$1,649	$57	$1,706	$1,659	$54	$1,713

Composed of accumulated provision for losses on:
Loans in accrual status	$1,418			$1,428
Loans in nonaccrual status	231			231

Total	$1,649			$1,659

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$147,719			$143,166
Loans at amortized cost in nonaccrual status	463			462
Loan at fair value in accrual status	138			148

Total	$148,320			$143,776

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on Loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Fair value adjustments on other non-trading portfolios, net

Overdue Amounts

At September 30, 2013, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2013 and June 30, 2013, and for the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Recorded investment in nonaccrual loans[a]	$463	$462
Accumulated provision for loan losses on nonaccrual loans	231	231
Average recorded investment in nonaccrual loans for the period/fiscal year	462	462
Overdue amounts of nonaccrual loans	825	809
Principal	457	452
Interest and charges	368	357

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended September 30,
	2013	2012
Interest income not recognized as a result of loans being in nonaccrual status	$8	$9

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

Effective July 16, 2013 all loans to, or guaranteed by Iran were placed into nonaccrual status. The aggregate principal balance outstanding on these loans at July 16, 2013 was $697 million, of which $79 million was overdue on that date. Subsequently, on September 27, 2013, Iran cleared all of its overdue principal and charges due to IBRD and the loans to, or guaranteed by, Iran were restored to accrual status on that date. Interest income for the period ended September 30, 2013, increased by $8 million, $7 million of which represents income that would have been accrued in previous fiscal year had these loans not been placed in nonaccrual status.

During the three months ended September 30, 2012, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other guarantees in nonaccrual status at September 30, 2013 follows:

In millions of U.S. dollars

Borrower	Principal Outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$825	October 2000

Guarantees

Guarantees of $1,892 million were outstanding at September 30, 2013 ($1,881 million—June 30, 2013). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 4 and 19 years, and expire in decreasing amounts through 2029.

At September 30, 2013, liabilities related to IBRD’s obligations under guarantees of $60 million ($59 million—June 30, 2013), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $24 million ($22 million—June 30, 2013).

During the three months ended September 30, 2013 and September 30, 2012, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three months ended September30, 2013 and September 30, 2012, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended September 30,
	2013	2012
Interest waivers	$30	$33
Commitment charge waivers	3	5
Loan origination fee waivers	3	5

Total	$36	$43

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2013, loans to three countries generated in excess of ten percent of total loan income; this amounted to $62 million, $60 million and $58 million, respectively.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    27

Information about IBRD’s loans outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2013 and September 30, 2012, is presented in the following table:

In millions of U.S. dollars

	September 30, 2013		September 30, 2012
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$2,286	$4	$1,887	$4
East Asia and Pacific	29,136	108	27,561	129
Europe and Central Asia	42,598	101	39,374	144
Latin America and the Caribbean	49,601	255	46,324	278
Middle East and North Africa	11,238	45	9,946	45
South Asia	13,231	24	13,137	35
Other[a]	230	*	238	1

Total	$148,320	$537	$138,467	$636

a.	Represents loans to IFC, an affiliated organization.
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at September 30, 2013 was 3%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	Three Months Ended September 30,
	2013	2012
Beginning of the fiscal year	$148	$125
Total realized/unrealized gains (losses) in:
Net income	(1)	9
Other comprehensive (loss) income	(9)	4

End of the period	$138	$138

The following table reflects the fair value adjustment (unrealized gains or losses) on the Level 3 loan included in income for the three months ended September 30, 2013 and September 30, 2012, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2013	2012
Condensed Statement of Income location
Fair value adjustment on other non-trading portfolios, net	$(4)	$7

The following table presents the fair value of all IBRD’s loans along with their respective carrying values as of September 30, 2013 and June 30, 2013:

In millions of U.S. dollars

	September 30, 2013		June 30, 2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$146,241	$142,271	$141,692	$138,010

As of September 30, 2013, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2013 and June 30, 2013, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2013, 96% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowing portfolio after derivatives at September 30, 2013 and June 30, 2013:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Borrowings	$152,716	$142,406
Currency swaps, net	(3,253)	(2,706)
Interest rate swaps, net	(2,609)	(2,692)

	$146,854	$137,008

IBRD uses derivative contracts to manage the re-pricing risk between its loans and borrowings. For details regarding currency swaps and interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2013 and June 30, 2013 is as follows:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Level 1	$—	$225
Level 2	146,658	135,670
Level 3	6,058	6,511

	$152,716	$142,406

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2013 and September 30, 2012 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
	2013	2012
Beginning of the fiscal year	$6,511	$11,014
Total realized/unrealized (gains) losses in:
Net income	26	69
Other comprehensive income	67	256
Issuances	42	40
Settlements	(503)	(65)
Transfers out of, net	(85)	(333)

End of the period	$6,058	$10,981

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    29

Information on the unrealized gains or losses included in income for the three months ended September 30, 2013 and September 30, 2012, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2013	2012
Condensed Statement of Income location
Fair value adjustment on other non-trading portfolios, net	$(25)	$(58)

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2013 and September 30, 2012, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2013	2012
Condensed Statement of Income location
Fair value adjustment on other non-trading portfolios, net	$550	$(187)

During the three months ended September 30, 2013 and September 30, 2012, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at September 30, 2013	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average), September 30, 2013	Range (average), June 30, 2013
Borrowings	$6,058	$6,511	Discounted Cash Flow	Correlations	-32% to 67% (4%)	-30% to 88% (11%)

				Long-dated interest rate volatilities	15% to 29% (21%)	15% to 30% (21%)

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2013 and September 30, 2012. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars

	Three Months Ended		Three Months Ended
	September 30, 2013		September 30, 2012
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$85	$(85)	$333	$(333)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2013	$152,716	$154,654	$(1,938)
June 30, 2013	$142,406	$144,175	$(1,769)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    31

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing their interest rate and currency risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2013 and June 30, 2013:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Balance Sheet Location
	Derivative Assets		Derivative Liabilities
	September 30, 2013	June 30, 2013	September 30, 2013	June 30, 2013
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment – Trading	$2	$8	$5	$	*
Interest rate swaps	7,883	9,312	4,004		4,270
Currency swaps[a]	136,051	129,526	133,344		126,860
Other[b]	2	—	—		1

Total Derivatives	$143,938	$138,846	$137,353		$131,131

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	September 30, 2013	June 30, 2013
Investments - Trading
Interest rate swaps
Notional principal	$7,229	$6,920
Credit exposure	89	89
Currency swaps (including currency forward contracts)
Credit exposure	105	173
Swaptions, exchange traded options and futures contracts[a]
Notional long position	1,277	1,565
Notional short position	10,032	13,847
Credit exposure	2	1
Other derivatives[b]
Notional long position	67	67
Notional short position	—	—
Credit exposure	2	—

Client operations
Interest rate swaps
Notional principal	21,880	21,908
Credit exposure	990	1,005
Currency swaps
Credit exposure	1,533	1,322

Borrowing portfolio
Interest rate swaps
Notional principal	150,026	150,930
Credit exposure	5,180	5,409
Currency swaps
Credit exposure	9,845	9,018

Other derivatives
Interest rate swaps
Notional principal	32,319	38,626
Credit exposure	1,624	2,809
Currency swaps
Credit exposure	69	66

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2013 is $1,328 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on September 30, 2013, the amount of collateral required to be posted by IBRD would have been $108 million. In contrast, IBRD received collateral totaling $6,483 million as of September 30, 2013, in relation to swap transactions (see Note C-Investments).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    33

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three months ended September 30, 2013, and September 30, 2012, and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended September 30,
	Income Statement Location	(Losses) Gains
		2013	2012
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustments on non-trading portfolios, net	$(1,032)	$376
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustments on non-trading portfolios, net	(238)	413

Total		$(1,270)	$789

a.	For alternative disclosures about trading derivatives, see the following table

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	Three Months Ended September 30,
Condensed Statement of Income Location	Investments-Trading, net
	(Losses) Gains
	2013	2012
Type of instrument
Fixed income	$(11)	$45
Equity	9	5

Total	$(2)	$50

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of September 30, 2013 and June 30, 2013. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars

	September 30, 2013
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$19,863	$(11,980)	$7,883	$15,299	$(11,295)	$4,004
Currency swaps[a]	136,051	—	136,051	133,344	—	133,344
Other[b]	4	—	4	6	(1)	5

Total	155,918	(11,980)	143,938	148,649	(11,296)	137,353

Amounts subject to legally enforcable master netting agreements[c]			(135,935)			(135,997)

Net derivative positions at counterparty level before collateral			8,003			1,356

Less:
Cash collateral received[d]			3,038
Securities collateral received[d]			2,547

Net derivative exposure after collateral			$2,418

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    35

In millions of U.S. dollars

	June 30, 2013
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet	Gross Amounts Recognized on the Condensed Balance Sheet	Gross Amounts Offset on the Condensed Balance Sheet	Net Amounts Presented on the Condensed Balance Sheet
Interest rate swaps	$22,150	$(12,838)	$9,312	$16,285	$(12,015)	$4,270
Currency swaps[a]	129,526	—	129,526	126,860	—	126,860
Other[b]	13	(5)	8	1	—	1

Total	151,689	(12,843)	138,846	143,146	(12,015)	131,131

Amounts subject to legally enforcable master netting agreements[c]			(129,900)			(129,418)

Net derivatives positions at counterparty level before collateral			8,946			1,713

Less:
Cash collateral received[d]			3,823
Securities collateral received[d]			2,731

Net derivative exposure after collateral			$2,392

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

36    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 and June 30, 2013 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of September 30, 2013
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$5,503	$—	$5,503
Currency swaps	—	11,611	—	11,611
Interest rate swaps	—	89	—	89
Swaptions, exchange traded options and futures contracts	—	2	—	2
Other[a]	—	2	—	2

	—	17,207	—	17,207

Client operations
Currency swaps	—	22,584	—	22,584
Interest rate swaps	—	990	—	990

	—	23,574	—	23,574

Borrowings
Currency swaps	—	87,708	8,018	95,726
Interest rate swaps	—	5,149	31	5,180

	—	92,857	8,049	100,906

Other assets/liabilities
Currency swaps	—	627	—	627
Interest rate swaps	—	1,624	—	1,624

	—	2,251	—	2,251

Total derivative assets	$—	$135,889	$8,049	$143,938

Derivative Liabilities:
Investments
Currency forward contracts	$—	$5,669	$—	$5,669
Currency swaps	—	12,071	—	12,071
Interest rate swaps	—	199	—	199
Swaptions, exchange traded options and futures contracts	4	1	—	5
Other[a]	—	—	—	—

	4	17,940	—	17,944

Client operations
Currency swaps	—	22,572	—	22,572
Interest rate swaps	—	982	—	982

	—	23,554	—	23,554

Borrowings
Currency swaps	—	85,075	7,398	92,473
Interest rate swaps	—	2,544	27	2,571

	—	87,619	7,425	95,044

Other assets/liabilities
Currency swaps	—	559	—	559
Interest rate swaps	—	252	—	252

	—	811	—	811

Total derivative liabilities	$4	$129,924	$7,425	$137,353

a.	These relate to TBA securities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    37

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of June 30, 2013
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—	$4,989	$—	$4,989
Currency swaps		—	9,464	—	9,464
Interest rate swaps		—	89	—	89
Swaptions, exchange traded options and futures contracts		8	—	—	8
Other[a]		—	—	—	—

		8	14,542	—	14,550

Client operations
Currency swaps		—	22,902	—	22,902
Interest rate swaps		—	1,005	—	1,005

		—	23,907	—	23,907

Borrowings
Currency swaps		—	83,018	8,529	91,547
Interest rate swaps		—	5,380	29	5,409

		—	88,398	8,558	96,956

Other assets/liabilities
Currency swaps		—	624	—	624
Interest rate swaps		—	2,809	—	2,809

		—	3,433	—	3,433

Total derivative assets		$8	$130,280	$8,558	$138,846

Derivative Liabilities:
Investments
Currency forward contracts		$—	$4,996	$—	$4,996
Currency swaps		—	9,574	—	9,574
Interest rate swaps		—	212	—	212
Swaptions, exchange traded options and futures contracts		*	—	—	*
Other[a]		—	1	—	1

		*	14,783	—	14,783

Client operations
Currency swaps		—	22,891	—	22,891
Interest rate swaps		—	996	—	996

		—	23,887	—	23,887

Borrowings
Currency swaps		—	80,940	7,901	88,841
Interest rate swaps		—	2,690	27	2,717

		—	83,630	7,928	91,558

Other assets/liabilities
Currency swaps		—	558	—	558
Interest rate swaps		—	345	—	345

		—	903	—	903

Total derivative liabilities	$	*	$123,203	$7,928	$131,131

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

38    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	Three Months Ended September, 2013			Three Months Ended September, 2012
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$628	$2	$630	$1,995	$(18)	$1,977
Total realized/unrealized gains (losses) in:
Net income	17	2	19	89	13	102
Other comprehensive income	80	—	80	247	—	247
Issuances	(3)	—	(3)	(5)	—	(5)
Settlements	(85)	—	(85)	(15)	—	(15)
Transfers out of, net	(17)	—	(17)	(79)	—	(79)

End of the period	$620	$4	$624	$2,232	$(5)	$2,227

Unrealized gains or losses included in income for the three months ended September 30, 2013 and September 30, 2012, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains	2013	2012
Condensed Statement of Income Location
Fair value adjustments on other non-trading portfolios, net	$22	$105

The following table provides the details of all inter-level transfers during the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	Three Months Ended September 30, 2013		Three Months Ended September 30, 2012
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$17	$(17)	$79	$(79)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at September 30, 2013	Fair Value at June 30, 2013	Valuation Technique	Unobservable input	Range (average), September 30, 2013	Range (average), June 30, 2013
Currency swaps, Interest rate swaps	$624	$630	Discounted Cash Flow	Correlations	-32% to 67% (4%)	-30% to 88% (11%)

				Long-dated interest rate volatilities	15% to 29% (21%)	15% to 30% (21%)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    39

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 7, 2013, IBRD’s Executive Directors approved the allocation of $147 million out of the net income earned in the fiscal year ended June 30, 2013 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $99 million and an increase in Restricted Retained Earnings by $7 million.

Subsequent event: On October 11, 2013, IBRD’s Board of Governors approved an immediate transfer to IDA of $621 million and $200 million to Surplus. The transfer to IDA was made on October 16, 2013.

Retained earnings comprise the following components at September 30, 2013 and June 30, 2013:

In millions of U.S. dollars

	September 30, 2013	June 30, 2013
Special Reserve	$293	$293
General Reserve	26,889	26,742
Pension Reserve	1,060	1,159
Surplus	117	117
Cumulative fair value adjustments[a]	53	48
Unallocated Net Income	901	881
Restricted Retained Earnings	32	25

Total	$29,345	$29,265

a.	Applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative expenses, in the Condensed Statement of Income.

40    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	Three Months Ended			Three Months Ended
	September 30, 2013			September 30, 2012
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$89	$22	$9	$92	$21	$8
Interest cost	155	28	8	133	25	6
Expected return on plan assets	(193)	(27)	—	(180)	(25)	—
Amortization of unrecognized prior service costs[a]	2	4	*	2	3	*
Amortization of unrecognized net actuarial losses[a]	26	7	7	48	11	8

Net periodic pension cost[b]	$79	$34	$24	$95	$35	$22

of which:
IBRD’s share	$37	$16	$11	$46	$17	$11
IDA’s share	$42	$18	$13	$49	$18	$11

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Administrative Expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G – Retained earnings, Allocations and Transfers).

At September 30, 2013 and June 30, 2013, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	September 30, 2013
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$355	$5,002	$(4,999)	$(879)	$(521)
IFC	230	46	—	—	(151)	125
MIGA	—	3	—	—	(6)	(3)

	$230	$404	$5,002	$(4,999)	$(1,036)	$(399)

In millions of U.S. dollars

	June 30, 2013
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$413	$5,242	$(5,307)	$(887)	$(539)
IFC	230	45	—	—	(144)	131
MIGA	—	2	—	—	(6)	(4)

	$230	$460	$5,242	$(5,307)	$(1,037)	$(412)

a.	For details on derivative transactions relating to client operations, see Note F—Derivative Instruments

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    41

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2013, the loan balance under this facility amounted to $34 million ($34 million—June 30, 2013) and carried a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR less 25 basis points (0.16% as of September 30, 2013) and is not eligible for interest waivers. At September 30, 2013, the balance of this loan was $196 million ($196 million—June 30, 2013).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three months ended September 30, 2013, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $376 million ($343 million—three months ended September 30, 2012).

Other Income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three months ended September 30, 2013, IBRD’s other income is net of income allocated to IDA of $48 million ($35 million—three months ended September 30, 2012).

For the three months ended September 30, 2013 and September 30, 2012, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended September 30,
	2013	2012
Fees charged to IFC	$10	$7
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

42    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

NOTE J—COMPREHENSIVE INCOME

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of an accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the three months ended September 30, 2013 and September 30, 2012:

In millions of U.S. dollars

	Three Months Ended September 30, 2013
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$696	$193	$—		$193	$889
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(513)	—	1	[b]	1	(512)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,438)	—	40	[c]	40	(3,398)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(166)	—	6	[c]	6	(160)

Total Accumulated Other Comprehensive Loss	$(2,921)	$193	$47		$240	$(2,681)

In millions of U.S. dollars

	Three Months Ended September 30, 2012
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$313	$158	$—		$158	$471
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(516)	—	1	[b]	1	(515)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(4,544)	—	67	[c]	67	(4,477)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(170)	—	5	[c]	5	(165)

Total Accumulated Other Comprehensive Loss	$(4,417)	$158	$73		$231	$(4,186)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Fair value adjustments on other non-trading portfolios, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    43

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2013 and June 30, 2013.

In millions of U.S. dollars

	September 30, 2013			June 30, 2013
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$4,721	$4,721		$4,763	$4,763
Investments
Trading (including Securities purchased under resale agreements)	39,108	39,108		34,304	34,304
AFS	—	—		2,570	2,570
Net Loans Outstanding	146,241	142,271		141,692	138,010
Derivative Assets
Investments	17,207	17,207		14,550	14,550
Client operations	23,574	23,574		23,907	23,907
Borrowings	100,906	100,906		96,956	96,956
Other asset/liability	2,251	2,251		3,433	3,433
Borrowings	152,716	152,714	[a]	142,406	142,403	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,476	3,476		7,028	7,028
Derivative Liabilities
Investments	17,944	17,944		14,783	14,783
Client operations	23,554	23,554		23,887	23,887
Borrowings	95,044	95,044		91,558	91,558
Other asset/liability	811	811		903	903

a.	Includes $2 million ($3 million—June 30, 2013) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of September 30, 2013 and June 30, 2013, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: Note C

Loans and other exposures: Note D

Borrowings: Note E

Derivative instruments: Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

44    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the three months ended September 30, 2013 and September 30, 2012.

In millions of U.S. dollars

	Three Months Ended September 30,
	2013	2012
Fair Value adjustments on non-trading portfolios, net—(losses) gains:
Equity management, net	$(870)	$226
Other non -trading portfolios, net
Borrowings—Note E	550	(187)
Derivatives—Note F
Borrowing derivatives[a]	(246)	586
Other assets/liabilities derivatives	7	(22)
Client operations derivatives	(1)	(1)
Loan—Note D	(4)	7

Total other non-trading portfolios, net	306	383

Total fair value adjustments on non-trading portfolios, net	$(564)	$609

a.	Includes derivatives associated with the loan portfolio which are used to manage the repricing risk between loans and borrowings.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2013 (UNAUDITED)    45

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of September 30, 2013, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2013 and 2012.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2013

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2013, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 7, 2013. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2013, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

November 11, 2013

46

Page 1 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0118AUD03.50	0000012574	AUD	500,000,000	451,425,000	21-Aug-2013	28-Aug-2013	24-Jan-2018
BOND/SELL AUD/IBRD/GDIF/0318AUD02.74	0000012534	AUD	12,300,000	10,940,850	02-Aug-2013	29-Aug-2013	01-Mar-2018
BOND/SELL AUD/IBRD/GDIF/1116AUD06.00	0000012615	AUD	300,000,000	277,515,000	13-Sep-2013	24-Sep-2013	09-Nov-2016
BOND/SELL AUD/IBRD/GDIF/0918AUDFRN	0000012616	AUD	750,000,000	693,787,500	13-Sep-2013	24-Sep-2013	24-Sep-2018
BOND/SELL AUD/IBRD/GDIF/1017AUD03.036	0000012612	AUD	5,500,000	5,085,575	12-Sep-2013	10-Oct-2013	11-Oct-2017

Sub-total New Borrowings - Australian Dollar			1,567,800,000	1,438,753,925

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0517BRL07.86	0000012536	BRL	115,000,000	50,239,182	05-Aug-2013	29-Aug-2013	26-May-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000012590	BRL	40,000,000	17,052,116	29-Aug-2013	05-Sep-2013	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0916BRL00.50	0000012568	BRL	210,000,000	87,041,220	20-Aug-2013	12-Sep-2013	12-Sep-2016
BOND/SELL BRL/IBRD/GDIF/0918BRL00.50	0000012570	BRL	190,000,000	78,751,580	20-Aug-2013	18-Sep-2013	18-Sep-2018
BOND/SELL BRL/IBRD/GDIF/0317BRL08.55	0000012578	BRL	145,000,000	59,167,976	22-Aug-2013	24-Sep-2013	28-Mar-2017
BOND/SELL BRL/IBRD/GDIF/1016BRL00.50	0000012606	BRL	60,000,000	26,344,098	12-Sep-2013	07-Oct-2013	07-Oct-2016
BOND/SELL BRL/IBRD/GDIF/1018BRL00.50	0000012607	BRL	90,000,000	39,516,147	12-Sep-2013	10-Oct-2013	10-Oct-2018
BOND/SELL BRL/IBRD/GDIF/0417BRL08.13	0000012628	BRL	115,000,000	52,266,788	20-Sep-2013	21-Oct-2013	28-Apr-2017
BOND/SELL BRL/IBRD/GDIF/1017BRL08.43	0000012626	BRL	143,100,000	65,038,064	20-Sep-2013	30-Oct-2013	26-Oct-2017

Sub-total New Borrowings - Brazilian Real			1,108,100,000	475,417,170

Page 2 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro
BOND/SELL EUR/IBRD/GDIF/0716EUR0.153	0000012481	EUR	23,000,000	29,908,050	04-Jul-2013	19-Jul-2013	19-Jul-2016
BOND/SELL EUR/IBRD/GDIF/0716EUR00.023	0000012490	EUR	23,000,000	29,482,550	10-Jul-2013	19-Jul-2013	19-Jul-2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.073	0000012500	EUR	23,000,000	30,232,350	17-Jul-2013	09-Aug-2013	09-Aug-2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.102	0000012509	EUR	23,000,000	30,296,750	23-Jul-2013	09-Aug-2013	09-Aug-2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.185	0000012539	EUR	23,000,000	30,524,450	06-Aug-2013	23-Aug-2013	23-Aug-2016
BOND/SELL EUR/IBRD/GDIF/0816EUR00.182	0000012548	EUR	34,000,000	45,209,800	12-Aug-2013	23-Aug-2013	23-Aug-2016
BOND/SELL EUR/IBRD/GDIF/0915EUR00.065	0000012573	EUR	17,000,000	22,760,450	21-Aug-2013	09-Sep-2013	09-Sep-2015
BOND/SELL EUR/IBRD/GDIF/0915EUR00.084	0000012582	EUR	17,000,000	22,687,350	27-Aug-2013	09-Sep-2013	09-Sep-2015
BOND/SELL EUR/IBRD/GDIF/0915EUR00.123	0000012598	EUR	23,000,000	30,142,650	06-Sep-2013	24-Sep-2013	24-Sep-2015
BOND/SELL EUR/IBRD/GDIF/0915EUR00.09	0000012603	EUR	23,000,000	30,581,950	12-Sep-2013	24-Sep-2013	24-Sep-2015
BOND/SELL EUR/IBRD/GDIF/1016EUR00.297	0000012620	EUR	22,000,000	29,373,300	18-Sep-2013	11-Oct-2013	11-Oct-2016
BOND/SELL EUR/IBRD/GDIF/1016EUR00.243	0000012633	EUR	22,000,000	29,661,500	24-Sep-2013	11-Oct-2013	11-Oct-2016

Sub-total New Borrowings - Euro			273,000,000	360,861,150

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1017GBP01.25	0000012636	GBP	250,000,000	399,550,000	24-Sep-2013	02-Oct-2013	02-Oct-2017

Sub-total New Borrowings - Pound Sterling			250,000,000	399,550,000

Page 3 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0843JPYSTR	0000012535	JPY	1,000,000,000	10,017,531	02-Aug-2013	19-Aug-2013	19-Aug-2043
BOND/SELL JPY/IBRD/GDIF/0818JPYSTR02	0000012569	JPY	8,657,000,000	88,995,117	20-Aug-2013	29-Aug-2013	20-Aug-2018
BOND/SELL JPY/IBRD/GDIF/0933JPYSTR16	0000012565	JPY	300,000,000	3,061,693	19-Aug-2013	12-Sep-2013	12-Sep-2033
BOND/SELL JPY/IBRD/GDIF/1043JPYSTR	0000012619	JPY	100,000,000	1,010,611	18-Sep-2013	16-Oct-2013	16-Oct-2043
BOND/SELL JPY/IBRD/GDIF/1117JPYSTR	0000012632	JPY	1,055,000,000	10,672,197	24-Sep-2013	30-Oct-2013	07-Nov-2017
BOND/SELL JPY/IBRD/GDIF/1116JPYSTR01	0000012635	JPY	1,098,000,000	11,107,177	24-Sep-2013	30-Oct-2013	08-Nov-2016

Sub-total New Borrowings - Japanese Yen			12,210,000,000	124,864,326

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0818MXN03.70	0000012507	MXN	350,000,000	28,016,474	22-Jul-2013	13-Aug-2013	13-Aug-2018
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000012541	MXN	500,000,000	39,521,005	07-Aug-2013	16-Aug-2013	16-Aug-2018
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000012581	MXN	150,000,000	11,505,097	26-Aug-2013	03-Sep-2013	16-Aug-2018
BOND/SELL MXN/IBRD/GDIF/0918MXN04.17	0000012564	MXN	350,000,000	26,899,488	19-Aug-2013	11-Sep-2013	11-Sep-2018
BOND/SELL MXN/IBRD/GDIF/1023MXN00.50	0000012613	MXN	300,000,000	22,917,470	12-Sep-2013	10-Oct-2013	10-Oct-2023
BOND/SELL MXN/IBRD/GDIF/1018MXN03.56	0000012621	MXN	350,000,000	27,060,879	18-Sep-2013	15-Oct-2013	15-Oct-2018
BOND/SELL MXN/IBRD/GDIF/1118MXN03.39	0000012627	MXN	120,850,000	9,483,489	20-Sep-2013	30-Oct-2013	07-Nov-2018

Sub-total New Borrowings - Mexican Peso			2,120,850,000	165,403,903

Page 4 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0218NZD03.625	0000012571	NZD	350,000,000	279,422,500	20-Aug-2013	29-Aug-2013	20-Feb-2018

Sub-total New Borrowings - New Zealand Dollar			350,000,000	279,422,500

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0916RUB06.00	0000012597	RUB	750,000,000	22,440,477	06-Sep-2013	12-Sep-2013	02-Sep-2016
BOND/SELL RUB/IBRD/GDIF/0916RUB06.00	0000012640	RUB	250,000,000	7,767,111	26-Sep-2013	02-Oct-2013	02-Sep-2016

Sub-total New Borrowings - Russian Rouble			1,000,000,000	30,207,588

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000012641	TRY	30,000,000	14,871,731	26-Sep-2013	04-Oct-2013	23-Jul-2015

Sub-total New Borrowings - Turkish Lira			30,000,000	14,871,731

Ugandan Shilling
BOND/SELL UGX/IBRD/GDIF/0818UGX10.31	0000012513	UGX	25,900,000,000	10,038,760	24-Jul-2013	07-Aug-2013	07-Aug-2018

Sub-total New Borrowings - Ugandan Shilling			25,900,000,000	10,038,760

United States Dollar
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000012489	USD	1,000,000,000	1,000,000,000	09-Jul-2013	16-Jul-2013	18-Jul-2017
BOND/SELL USD/IBRD/GDIF/0716USDSTR01	0000012487	USD	100,000,000	100,000,000	09-Jul-2013	22-Jul-2013	22-Jul-2016
BOND/SELL USD/IBRD/GDIF/1014USDFRN	0000012496	USD	250,000,000	250,000,000	15-Jul-2013	22-Jul-2013	22-Oct-2014
BOND/SELL USD/IBRD/GDIF/0814USDSTR06	0000012498	USD	32,500,000	32,500,000	16-Jul-2013	23-Jul-2013	23-Aug-2014
BOND/SELL USD/IBRD/GDIF/0814USDFRN	0000012501	USD	250,000,000	250,000,000	17-Jul-2013	26-Jul-2013	15-Aug-2014
BOND/SELL USD/IBRD/GDIF/1114USDSTR05	0000012503	USD	50,000,000	50,000,000	18-Jul-2013	26-Jul-2013	15-Nov-2014
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000012526	USD	275,000,000	275,000,000	29-Jul-2013	05-Aug-2013	18-Jul-2017
BOND/SELL USD/IBRD/GDIF/0717USD01.125	0000012529	USD	25,000,000	25,000,000	31-Jul-2013	05-Aug-2013	18-Jul-2017

Page 5 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012530	USD	500,000,000	500,000,000	31-Jul-2013	07-Aug-2013	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/0814USDFRNA	0000012519	USD	100,000,000	100,000,000	26-Jul-2013	12-Aug-2013	26-Aug-2014
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012543	USD	500,000,000	500,000,000	08-Aug-2013	15-Aug-2013	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/0914USD00.20	0000012542	USD	25,000,000	25,000,000	07-Aug-2013	22-Aug-2013	08-Sep-2014
BOND/SELL USD/IBRD/GDIF/0815USD00.375	0000012545	USD	550,000,000	550,000,000	09-Aug-2013	22-Aug-2013	24-Aug-2015
BOND/SELL USD/IBRD/GDIF/0916USDSTR10	0000012555	USD	100,000,000	100,000,000	14-Aug-2013	06-Sep-2013	06-Sep-2016
BOND/SELL USD/IBRD/GDIF/0417USD00.875	0000012591	USD	100,000,000	100,000,000	30-Aug-2013	10-Sep-2013	17-Apr-2017
BOND/SELL USD/IBRD/GDIF/0315USDSTR03	0000012600	USD	25,000,000	25,000,000	11-Sep-2013	26-Sep-2013	26-Mar-2015
BOND/SELL USD/IBRD/GDIF/1014USDSTR03	0000012617	USD	500,000,000	500,000,000	13-Sep-2013	27-Sep-2013	15-Oct-2014
BOND/SELL USD/IBRD/GDIF/1018USDSTR	0000012642	USD	1,000,000,000	1,000,000,000	26-Sep-2013	22-Oct-2013	22-Oct-2018
BOND/SELL USD/IBRD/GDIF/0839USDSTR10	0000012505	USD	17,055,726	17,055,726	18-Jul-2013	01-Aug-2013	01-Aug-2039

Sub-total New Borrowings - United States Dollar			5,399,555,726	5,399,555,726

Total New Borrrowings				8,698,946,779

Page 6 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0813AUD01.00	0000009122	AUD	(3,000,000)	(2,708,550)	30-Jul-2008	21-Aug-2008	21-Aug-2013
BOND/SELL AUD/IBRD/GDIF/0713AUD04.58	0000009669	AUD	(13,900,000)	(12,818,580)	01-Jul-2009	14-Jul-2009	16-Jul-2013
BOND/SELL AUD/IBRD/GDIF/0713AUD04.44	0000009702	AUD	(15,000,000)	(13,879,500)	17-Jul-2009	30-Jul-2009	29-Jul-2013
BOND/SELL AUD/IBRD/GDIF/0813AUD04.90	0000009741	AUD	(17,000,000)	(15,219,250)	04-Aug-2009	27-Aug-2009	27-Aug-2013
BOND/SELL AUD/IBRD/GDIF/0913AUD05.00	0000009786	AUD	(35,400,000)	(32,930,850)	01-Sep-2009	29-Sep-2009	27-Sep-2013
BOND/SELL AUD/IBRD/GDIF/0713AUD04.44A	0000009961	AUD	(25,000,000)	(22,665,000)	06-Jan-2010	28-Jan-2010	12-Jul-2013
BOND/SELL AUD/IBRD/GDIF/0813AUD04.32	0000009986	AUD	(13,000,000)	(11,861,850)	22-Jan-2010	23-Feb-2010	14-Aug-2013
BOND/SELL AUD/IBRD/GDIF/0913AUD04.26	0000010060	AUD	(25,000,000)	(23,126,250)	04-Mar-2010	30-Mar-2010	13-Sep-2013

Sub-total Maturing Borrowings - Australian Dollar			(147,300,000)	(135,209,830)

Brazilian Reals
BOND/SELL BRL/IBRD/GDIF/0813BRL08.15	0000009722	BRL	(22,140,000)	(9,336,848)	27-Jul-2009	27-Aug-2009	28-Aug-2013
BOND/SELL BRL/IBRD/GDIF/0913BRL08.46	0000009776	BRL	(36,180,000)	(16,122,276)	24-Aug-2009	28-Sep-2009	27-Sep-2013
BOND/SELL BRL/IBRD/GDIF/0913BRL06.00	0000010968	BRL	(61,000,000)	(27,031,818)	20-Sep-2011	30-Sep-2011	30-Sep-2013

Sub-total Maturing Borrowings - Brazilian Reals			(119,320,000)	(52,490,942)

Hong Kong Dollars
BOND/SELL HKD/IBRD/GDIF/0813HKD02.18	0000009737	HKD	(150,000,000)	(19,340,115)	04-Aug-2009	13-Aug-2009	13-Aug-2013

Sub-total Maturing Borrowings - Hong Kong Dollars			(150,000,000)	(19,340,115)

Page 7 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009797	MXN	(300,000,000)	(22,973,894)	04-Sep-2009	11-Sep-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009828	MXN	(200,000,000)	(15,315,929)	11-Sep-2009	05-Oct-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009866	MXN	(250,000,000)	(19,144,912)	23-Oct-2009	03-Nov-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009894	MXN	(250,000,000)	(19,144,912)	06-Nov-2009	13-Nov-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009926	MXN	(200,000,000)	(15,315,929)	02-Dec-2009	10-Dec-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009963	MXN	(300,000,000)	(22,973,894)	07-Jan-2010	15-Jan-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000009973	MXN	(500,000,000)	(38,289,823)	18-Jan-2010	25-Jan-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010014	MXN	(200,000,000)	(15,315,929)	11-Feb-2010	19-Feb-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010075	MXN	(200,000,000)	(15,315,929)	17-Mar-2010	25-Mar-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010114	MXN	(250,000,000)	(19,144,912)	06-Apr-2010	13-Apr-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010134	MXN	(200,000,000)	(15,315,929)	14-Apr-2010	22-Apr-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010175	MXN	(250,000,000)	(19,144,912)	11-May-2010	18-May-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010296	MXN	(1,000,000,000)	(77,208,153)	06-Jul-2010	15-Jul-2010	01-Jul-2013
BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010345	MXN	(250,000,000)	(19,302,038)	11-Aug-2010	18-Aug-2010	01-Jul-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010409	MXN	(500,000,000)	(38,289,823)	21-Oct-2010	28-Oct-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010410	MXN	(500,000,000)	(38,604,077)	21-Oct-2010	28-Oct-2010	01-Jul-2013
BOND/SELL MXN/IBRD/GDIF/0713MXN05.00	0000010636	MXN	(125,000,000)	(9,651,019)	03-Mar-2011	10-Mar-2011	01-Jul-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50	0000010649	MXN	(150,000,000)	(11,486,947)	11-Mar-2011	18-Mar-2011	11-Sep-2013

Sub-total Maturing Borrowings - Mexican Peso			(5,625,000,000)	(431,938,962)

Page 8 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0813NZD04.20	0000009723	NZD	(5,000,000)	(4,044,250)	29-Jul-2009	18-Aug-2009	16-Aug-2013
BOND/SELL NZD/IBRD/GDIF/0713NZD04.26	0000009959	NZD	(17,000,000)	(13,279,550)	06-Jan-2010	28-Jan-2010	12-Jul-2013
BOND/SELL NZD/IBRD/GDIF/0813NZD04.02	0000009985	NZD	(20,000,000)	(16,049,000)	22-Jan-2010	23-Feb-2010	14-Aug-2013
BOND/SELL NZD/IBRD/GDIF/0913NZD03.84	0000010061	NZD	(8,000,000)	(6,518,000)	04-Mar-2010	30-Mar-2010	13-Sep-2013

Sub-total Maturing Borrowings - New Zealand Dollar			(50,000,000)	(39,890,800)

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0713RUB07.00	0000009026	RUB	(125,000,000)	(3,818,024)	20-Jun-2008	29-Jul-2008	29-Jul-2013
BOND/SELL RUB/IBRD/GDIF/0813RUB07.50	0000009084	RUB	(70,000,000)	(2,124,753)	15-Jul-2008	19-Aug-2008	19-Aug-2013
BOND/SELL RUB/IBRD/GDIF/0813RUB07.00	0000009085	RUB	(125,000,000)	(3,760,784)	16-Jul-2008	28-Aug-2008	28-Aug-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB07.00	0000009163	RUB	(140,000,000)	(4,376,333)	18-Aug-2008	25-Sep-2008	25-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010383	RUB	(500,000,000)	(15,478,175)	24-Sep-2010	04-Oct-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010403	RUB	(1,500,000,000)	(46,434,525)	13-Oct-2010	20-Oct-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010448	RUB	(500,000,000)	(15,478,175)	09-Nov-2010	15-Nov-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010454	RUB	(1,000,000,000)	(30,956,350)	12-Nov-2010	24-Nov-2010	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010562	RUB	(1,350,000,000)	(41,791,072)	20-Jan-2011	26-Jan-2011	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010606	RUB	(250,000,000)	(7,739,087)	11-Feb-2011	18-Feb-2011	16-Sep-2013
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010882	RUB	(2,750,000,000)	(85,129,962)	10-Aug-2011	17-Aug-2011	16-Sep-2013

Sub-total Maturing Borrowings - Russian Rouble			(8,310,000,000)	(257,087,242)

Page 9 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/0913USDSTR02	0000008994	USD	(25,000,000)	(25,000,000)	06-Jun-2008	26-Jun-2008	30-Sep-2013
BOND/SELL USD/IBRD/GDIF/0913USDSTR03	0000009209	USD	(6,500,000)	(6,500,000)	03-Sep-2008	17-Sep-2008	25-Sep-2013
BOND/SELL USD/IBRD/GDIF/0913USD01.74	0000009695	USD	(18,000,000)	(18,000,000)	16-Jul-2009	19-Aug-2009	13-Sep-2013
BOND/SELL USD/IBRD/GDIF/0913USD01.80	0000009759	USD	(13,000,000)	(13,000,000)	13-Aug-2009	09-Sep-2009	13-Sep-2013
BOND/SELL USD/IBRD/GDIF/0713USD01.75	0000010142	USD	(3,500,000,000)	(3,500,000,000)	20-Apr-2010	27-Apr-2010	15-Jul-2013
BOND/SELL USD/IBRD/GDIF/0713USDSTR04	0000010293	USD	(100,000,000)	(100,000,000)	02-Jul-2010	19-Jul-2010	19-Jul-2013
BOND/SELL USD/IBRD/GDIF/0713USDSTR05	0000010317	USD	(150,000,000)	(150,000,000)	16-Jul-2010	26-Jul-2010	26-Jul-2013
BOND/SELL USD/IBRD/MLT/0813USD00.00	0000000485	USD	(18,000,000)	(18,000,000)	06-Mar-1985	06-Mar-1985	15-Aug-2013

Sub-total Maturing Borrowings - United States Dollar			(3,830,500,000)	(3,830,500,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0713ZAR07.05	0000007122	ZAR	(75,000,000)	(7,467,405)	09-Jun-2005	05-Jul-2005	10-Jul-2013
BOND/SELL ZAR/IBRD/GDIF/0713ZAR07.05A	0000007137	ZAR	(95,000,000)	(9,458,713)	20-Jun-2005	14-Jul-2005	10-Jul-2013
BOND/SELL ZAR/IBRD/GDIF/0913ZAR07.05	0000007160	ZAR	(47,750,000)	(4,755,858)	08-Jul-2005	04-Aug-2005	10-Sep-2013
BOND/SELL ZAR/IBRD/GDIF/0913ZAR07.86	0000007540	ZAR	(95,000,000)	(9,461,916)	26-Jul-2006	15-Aug-2006	10-Sep-2013
BOND/SELL ZAR/IBRD/GDIF/0913ZAR07.86A	0000007549	ZAR	(61,000,000)	(6,075,546)	07-Aug-2006	24-Aug-2006	10-Sep-2013

Sub-total Maturing Borrowings - South African Rand			(373,750,000)	(37,219,437)

Total Maturing Borrowings				(4,803,677,328)

Page 10 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0316AUD03.86	0000012477	AUD	(1,929,000)	(1,778,924)	03-Jul-2013	16-Jul-2013	29-Mar-2016
BOND/BUY AUD/IBRD/GDIF/0217AUD03.85	0000012478	AUD	(6,900,000)	(6,363,180)	03-Jul-2013	16-Jul-2013	13-Feb-2017
BOND/BUY AUD/IBRD/GDIF/0314AUD05.08	0000012480	AUD	(2,544,000)	(2,346,077)	03-Jul-2013	16-Jul-2013	18-Mar-2014
BOND/BUY AUD/IBRD/GDIF/0217AUD03.85	0000012491	AUD	(2,600,000)	(2,402,530)	12-Jul-2013	23-Jul-2013	13-Feb-2017
BOND/BUY AUD/IBRD/GDIF/0915AUD03.73	0000012493	AUD	(1,961,000)	(1,812,062)	12-Jul-2013	23-Jul-2013	28-Sep-2015
BOND/BUY AUD/IBRD/GDIF/0519AUD00.50	0000012515	AUD	(12,000,000)	(10,763,400)	25-Jul-2013	06-Aug-2013	29-May-2019
BOND/BUY AUD/IBRD/GDIF/0215AUD05.00A	0000012521	AUD	(1,107,000)	(992,924)	29-Jul-2013	06-Aug-2013	24-Feb-2015
BOND/BUY AUD/IBRD/GDIF/1119AUD00.50	0000012524	AUD	(1,310,000)	(1,175,005)	29-Jul-2013	06-Aug-2013	20-Nov-2019
BOND/BUY AUD/IBRD/GDIF/1214AUD04.92	0000012525	AUD	(1,033,000)	(926,549)	29-Jul-2013	06-Aug-2013	17-Dec-2014
BOND/BUY AUD/IBRD/GDIF/0820AUD00.50A	0000012563	AUD	(6,000,000)	(5,393,400)	16-Aug-2013	22-Aug-2013	10-Aug-2020

Sub-total early Retirements - Australian Dollar			(37,384,000)	(33,954,050)

Euro
BOND/BUY EUR/IBRD/GDIF/0219EURSTR02	0000012486	EUR	(3,558,000)	(4,686,776)	09-Jul-2013	23-Jul-2013	18-Feb-2019
BOND/BUY EUR/IBRD/GDIF/0324EURSTR01	0000012497	EUR	(1,306,000)	(1,735,348)	16-Jul-2013	29-Jul-2013	18-Mar-2024
BOND/BUY EUR/IBRD/GDIF/0324EURSTR01	0000012502	EUR	(2,099,000)	(2,784,743)	18-Jul-2013	30-Jul-2013	18-Mar-2024
BOND/BUY EUR/IBRD/MLT/1025EURSTR	0000012558	EUR	(16,800,000)	(22,365,000)	15-Aug-2013	22-Aug-2013	07-Oct-2025
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000012475	EUR	(2,561,572)	(3,355,788)	03-Jul-2013	18-Jul-2013	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000012537	EUR	(24,970,691)	(33,302,162)	05-Aug-2013	16-Aug-2013	07-Nov-2016

Sub-total early Retirements - Euro			(51,295,263)	(68,229,816)

Page 11 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000012550	GBP	(1,961,000)	(3,059,748)	14-Aug-2013	23-Aug-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40	0000012554	GBP	(3,939,000)	(6,146,022)	14-Aug-2013	23-Aug-2013	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000012556	GBP	(5,350,000)	(8,347,605)	14-Aug-2013	23-Aug-2013	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000012596	GBP	(6,300,000)	(9,961,245)	05-Sep-2013	12-Sep-2013	07-Dec-2028
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000012622	GBP	(7,718,000)	(12,379,286)	18-Sep-2013	25-Sep-2013	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/1228GBP04.87	0000012623	GBP	(6,600,000)	(10,597,290)	19-Sep-2013	26-Sep-2013	07-Dec-2028

Sub-total early Retirements - Pound Sterling			(31,868,000)	(50,491,196)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR12	0000012411	JPY	(100,000,000)	(1,003,009)	04-Jun-2013	03-Jul-2013	03-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR11	0000012414	JPY	(100,000,000)	(1,003,009)	05-Jun-2013	03-Jul-2013	02-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR	0000012418	JPY	(1,100,000,000)	(10,875,476)	06-Jun-2013	08-Jul-2013	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR03	0000012421	JPY	(1,000,000,000)	(9,886,796)	07-Jun-2013	08-Jul-2013	07-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0735JPYSTR	0000012422	JPY	(1,300,000,000)	(12,852,835)	07-Jun-2013	08-Jul-2013	06-Jul-2035
BOND/BUY JPY/IBRD/GDIF/0722JPYSTR05	0000012423	JPY	(200,000,000)	(1,977,359)	07-Jun-2013	08-Jul-2013	06-Jul-2022
BOND/BUY JPY/IBRD/GDIF/0133JPYSTR08	0000012424	JPY	(1,000,000,000)	(9,886,796)	07-Jun-2013	08-Jul-2013	06-Jan-2033
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR15	0000012425	JPY	(300,000,000)	(2,966,039)	07-Jun-2013	08-Jul-2013	06-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR04	0000012455	JPY	(200,000,000)	(1,977,359)	21-Jun-2013	08-Jul-2013	07-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR17	0000012430	JPY	(500,000,000)	(4,941,444)	10-Jun-2013	09-Jul-2013	09-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR16	0000012461	JPY	(900,000,000)	(8,894,599)	24-Jun-2013	09-Jul-2013	09-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR10	0000012462	JPY	(300,000,000)	(2,964,866)	24-Jun-2013	09-Jul-2013	09-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR19	0000012412	JPY	(1,000,000,000)	(9,991,507)	04-Jun-2013	10-Jul-2013	10-Jul-2037

Page 12 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR06	0000012433	JPY	(350,000,000)	(3,497,028)	11-Jun-2013	10-Jul-2013	07-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0736JPYSTR	0000012434	JPY	(500,000,000)	(4,995,754)	11-Jun-2013	10-Jul-2013	10-Jul-2036
BOND/BUY JPY/IBRD/GDIF/0735JPYSTR04	0000012441	JPY	(700,000,000)	(7,053,252)	13-Jun-2013	11-Jul-2013	11-Jul-2035
BOND/BUY JPY/IBRD/GDIF/0722JPYSTR04	0000012443	JPY	(100,000,000)	(1,007,607)	13-Jun-2013	11-Jul-2013	11-Jul-2022
BOND/BUY JPY/IBRD/GDIF/0728JPYSTR01	0000012465	JPY	(2,300,000,000)	(23,174,971)	26-Jun-2013	11-Jul-2013	11-Jul-2028
BOND/BUY JPY/IBRD/GDIF/0734JPYSTR	0000012442	JPY	(1,000,000,000)	(10,058,338)	13-Jun-2013	12-Jul-2013	12-Jul-2034
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR15	0000012444	JPY	(200,000,000)	(2,013,490)	17-Jun-2013	16-Jul-2013	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0732JPYSTR02	0000012445	JPY	(1,200,000,000)	(12,080,942)	17-Jun-2013	16-Jul-2013	15-Jul-2032
BOND/BUY JPY/IBRD/GDIF/0732JPYSTR07	0000012446	JPY	(1,900,000,000)	(19,128,159)	17-Jun-2013	16-Jul-2013	16-Jul-2032
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR09	0000012447	JPY	(1,700,000,000)	(17,114,668)	17-Jun-2013	16-Jul-2013	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR25	0000012471	JPY	(100,000,000)	(1,006,745)	28-Jun-2013	16-Jul-2013	13-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR28	0000012448	JPY	(1,000,000,000)	(10,035,123)	17-Jun-2013	17-Jul-2013	17-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR24	0000012450	JPY	(100,000,000)	(1,003,512)	17-Jun-2013	17-Jul-2013	17-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR18	0000012449	JPY	(150,000,000)	(1,498,651)	17-Jun-2013	18-Jul-2013	17-Jul-2037
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR14	0000012452	JPY	(200,000,000)	(1,998,202)	18-Jun-2013	18-Jul-2013	18-Dec-2031
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR20	0000012458	JPY	(500,000,000)	(5,003,753)	21-Jun-2013	22-Jul-2013	22-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0732JPYSTR04	0000012459	JPY	(2,000,000,000)	(20,015,011)	21-Jun-2013	22-Jul-2013	22-Jul-2032
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR22	0000012482	JPY	(500,000,000)	(5,003,753)	05-Jul-2013	22-Jul-2013	21-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0727JPYSTR02	0000012467	JPY	(200,000,000)	(2,029,736)	26-Jun-2013	26-Jul-2013	26-Jul-2027
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR17	0000012463	JPY	(300,000,000)	(3,067,014)	25-Jun-2013	29-Jul-2013	28-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR26	0000012469	JPY	(100,000,000)	(1,022,338)	27-Jun-2013	29-Jul-2013	28-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0727JPYSTR04	0000012470	JPY	(1,000,000,000)	(10,223,381)	27-Jun-2013	29-Jul-2013	28-Jul-2027

Page 13 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR23	0000012494	JPY	(200,000,000)	(2,044,676)	12-Jul-2013	29-Jul-2013	28-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0732JPYSTR09	0000012457	JPY	(1,900,000,000)	(19,384,788)	21-Jun-2013	30-Jul-2013	30-Jul-2032
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR20	0000012472	JPY	(1,000,000,000)	(10,202,520)	28-Jun-2013	30-Jul-2013	30-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR52	0000012474	JPY	(300,000,000)	(3,072,669)	02-Jul-2013	31-Jul-2013	31-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0835JPYSTR	0000012476	JPY	(500,000,000)	(5,008,765)	03-Jul-2013	02-Aug-2013	02-Aug-2035
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR	0000012483	JPY	(200,000,000)	(2,030,045)	05-Jul-2013	05-Aug-2013	03-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR01	0000012484	JPY	(100,000,000)	(1,018,693)	05-Jul-2013	06-Aug-2013	05-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR02	0000012485	JPY	(1,600,000,000)	(16,299,088)	05-Jul-2013	06-Aug-2013	05-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR04	0000012488	JPY	(100,000,000)	(1,027,855)	09-Jul-2013	07-Aug-2013	07-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0835JPYSTR04	0000012492	JPY	(500,000,000)	(5,169,829)	12-Jul-2013	12-Aug-2013	10-Aug-2035
BOND/BUY JPY/IBRD/GDIF/0228JPYSTR01	0000012520	JPY	(100,000,000)	(1,033,966)	26-Jul-2013	12-Aug-2013	10-Feb-2028
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR03	0000012499	JPY	(100,000,000)	(1,019,628)	16-Jul-2013	13-Aug-2013	13-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR14	0000012508	JPY	(100,000,000)	(1,020,564)	22-Jul-2013	19-Aug-2013	17-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR26	0000012533	JPY	(100,000,000)	(1,020,564)	02-Aug-2013	19-Aug-2013	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR13	0000012506	JPY	(110,000,000)	(1,130,815)	22-Jul-2013	20-Aug-2013	20-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR01	0000012510	JPY	(200,000,000)	(2,056,027)	23-Jul-2013	20-Aug-2013	20-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR22	0000012511	JPY	(3,000,000,000)	(30,840,401)	23-Jul-2013	20-Aug-2013	20-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR27	0000012540	JPY	(950,000,000)	(9,766,127)	06-Aug-2013	20-Aug-2013	20-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR25	0000012512	JPY	(2,000,000,000)	(20,513,873)	23-Jul-2013	21-Aug-2013	21-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR18	0000012514	JPY	(100,000,000)	(1,025,694)	24-Jul-2013	21-Aug-2013	21-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0829JPYSTR	0000012516	JPY	(3,000,000,000)	(30,316,811)	26-Jul-2013	23-Aug-2013	23-Aug-2029
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR06	0000012517	JPY	(200,000,000)	(2,044,467)	26-Jul-2013	27-Aug-2013	24-Aug-2027

Page 14 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR16	0000012522	JPY	(3,000,000,000)	(30,667,007)	29-Jul-2013	27-Aug-2013	25-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR08	0000012523	JPY	(1,100,000,000)	(11,244,569)	29-Jul-2013	27-Aug-2013	27-Aug-2032
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR23	0000012549	JPY	(100,000,000)	(1,026,905)	13-Aug-2013	28-Aug-2013	28-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR40	0000012528	JPY	(100,000,000)	(1,019,004)	30-Jul-2013	29-Aug-2013	28-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0932JPYSTR01	0000012518	JPY	(100,000,000)	(1,004,874)	26-Jul-2013	03-Sep-2013	03-Sep-2032
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR	0000012531	JPY	(300,000,000)	(3,014,621)	01-Aug-2013	03-Sep-2013	02-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR20	0000012544	JPY	(100,000,000)	(1,004,924)	08-Aug-2013	09-Sep-2013	08-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR08	0000012546	JPY	(100,000,000)	(997,059)	12-Aug-2013	11-Sep-2013	11-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR06	0000012547	JPY	(1,100,000,000)	(10,967,645)	12-Aug-2013	11-Sep-2013	11-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR12	0000012583	JPY	(400,000,000)	(3,988,235)	27-Aug-2013	11-Sep-2013	11-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR13	0000012552	JPY	(1,000,000,000)	(10,032,606)	14-Aug-2013	13-Sep-2013	13-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0427JPYSTR06	0000012580	JPY	(335,000,000)	(3,360,923)	22-Aug-2013	13-Sep-2013	20-Apr-2027
BOND/BUY JPY/IBRD/GDIF/0932JPYSTR04	0000012553	JPY	(1,000,000,000)	(10,091,836)	14-Aug-2013	17-Sep-2013	17-Sep-2032
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR02	0000012559	JPY	(2,000,000,000)	(20,212,228)	16-Aug-2013	18-Sep-2013	18-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR07	0000012561	JPY	(1,500,000,000)	(15,159,171)	16-Aug-2013	18-Sep-2013	15-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR30	0000012562	JPY	(400,000,000)	(4,042,446)	16-Aug-2013	18-Sep-2013	18-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR57	0000012560	JPY	(1,000,000,000)	(10,110,712)	16-Aug-2013	19-Sep-2013	19-Mar-2032
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR16	0000012572	JPY	(2,000,000,000)	(20,129,837)	20-Aug-2013	20-Sep-2013	20-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR38	0000012595	JPY	(550,000,000)	(5,535,705)	05-Sep-2013	20-Sep-2013	18-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR31	0000012602	JPY	(300,000,000)	(3,019,476)	12-Sep-2013	20-Sep-2013	13-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR10	0000012575	JPY	(1,000,000,000)	(10,115,826)	21-Aug-2013	24-Sep-2013	23-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0934JPYSTR	0000012576	JPY	(5,000,000,000)	(50,579,131)	21-Aug-2013	24-Sep-2013	21-Sep-2034

Page 15 /16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0432JPYSTR09	0000012557	JPY	(1,600,000,000)	(16,245,304)	15-Aug-2013	25-Sep-2013	08-Apr-2032
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR12	0000012579	JPY	(300,000,000)	(3,045,995)	22-Aug-2013	25-Sep-2013	20-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0934JPYSTR01	0000012584	JPY	(1,000,000,000)	(10,149,708)	27-Aug-2013	27-Sep-2013	27-Sep-2034
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR13	0000012586	JPY	(800,000,000)	(8,181,214)	28-Aug-2013	30-Sep-2013	29-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0933JPYSTR15	0000012587	JPY	(1,000,000,000)	(10,226,517)	28-Aug-2013	30-Sep-2013	29-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR18	0000012588	JPY	(100,000,000)	(1,022,652)	28-Aug-2013	30-Sep-2013	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR16	0000012589	JPY	(100,000,000)	(1,022,652)	28-Aug-2013	30-Sep-2013	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR22	0000012608	JPY	(200,000,000)	(2,045,303)	12-Sep-2013	30-Sep-2013	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR35	0000012609	JPY	(200,000,000)	(2,045,303)	12-Sep-2013	30-Sep-2013	26-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR09	0000012610	JPY	(100,000,000)	(1,022,652)	12-Sep-2013	30-Sep-2013	29-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR23	0000012611	JPY	(100,000,000)	(1,022,652)	12-Sep-2013	30-Sep-2013	28-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR27	0000012614	JPY	(1,000,000,000)	(10,226,517)	12-Sep-2013	30-Sep-2013	28-Sep-2037

Sub-total early Retirements - Japanese Yen			(69,445,000,000)	(701,881,598)

Norwegian Krone
BOND/BUY NOK/IBRD/GDIF/0415NOK03.375	0000012495	NOK	(279,010,000)	(47,178,681)	15-Jul-2013	29-Jul-2013	30-Apr-2015

Sub-total early Retirements - Norwegian Krone			(279,010,000)	(47,178,681)

Page 16/16

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium Long Term July 01, 2013 through September 30, 2013

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/BUY USD/IBRD/GDIF/0814USDSTR04	0000012538	USD	(250,000,000)	(250,000,000)	06-Aug-2013	28-Aug-2013	28-Aug-2014
BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000012594	USD	(1,000,000)	(1,000,000)	30-Aug-2013	09-Sep-2013	05-Dec-2022
BOND/BUY USD/IBRD/GDIF/0914USDSTR02	0000012577	USD	(100,000,000)	(100,000,000)	21-Aug-2013	12-Sep-2013	12-Sep-2014
BOND/BUY USD/IBRD/GDIF/0714USDSTR04	0000012585	USD	(25,000,000)	(25,000,000)	27-Aug-2013	18-Sep-2013	02-Jul-2014
BOND/BUY USD/IBRD/GDIF/0714USDSTR03	0000012592	USD	(44,500,000)	(44,500,000)	30-Aug-2013	23-Sep-2013	21-Jul-2014
BOND/BUY USD/IBRD/GDIF/0414USDSTR05	0000012593	USD	(250,000,000)	(250,000,000)	30-Aug-2013	23-Sep-2013	11-Apr-2014
BOND/BUY USD/IBRD/GDIF/1113USDSTR04	0000012473	USD	(16,000,000)	(16,000,000)	27-Jun-2013	05-Jul-2013	05-Nov-2013

Sub-total early Retirements - United States Dollar			(686,500,000)	(686,500,000)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0319ZAR00.50	0000012527	ZAR	(231,000,000)	(23,227,753)	30-Jul-2013	13-Aug-2013	28-Mar-2019
BOND/BUY ZAR/IBRD/GDIF/0417ZAR00.50	0000012551	ZAR	(206,000,000)	(20,121,904)	14-Aug-2013	21-Aug-2013	26-Apr-2017

Sub-total early Retirements - South African Rand			(437,000,000)	(43,349,656)

Zimbabwean Dollars
BOND/BUY ZMW/IBRD/GDIF/0414ZMW08.50	0000012479	ZMW	(51,000,000)	(9,323,583)	03-Jul-2013	12-Jul-2013	11-Apr-2014

Sub-total early Retirements - Zimbabwean Dollars			(51,000,000)	(9,323,583)

Total Early Retirements				(1,640,908,581)

Page 1/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS002JUL13	0010272165	USD	200,000,000	200,000,000	01-Jul-2013	01-Jul-2013	02-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010272167	USD	50,000,000	50,000,000	01-Jul-2013	01-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010272168	USD	40,000,000	40,000,000	01-Jul-2013	01-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010272169	USD	50,000,000	50,000,000	01-Jul-2013	01-Jul-2013	03-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010272178	USD	100,000,000	100,000,000	01-Jul-2013	01-Jul-2013	01-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030SEP13	0010272179	USD	4,000,000	4,000,000	01-Jul-2013	02-Jul-2013	30-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010272182	USD	10,000,000	10,000,000	01-Jul-2013	02-Jul-2013	03-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010272183	USD	50,000,000	50,000,000	01-Jul-2013	02-Jul-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010272194	USD	60,000,000	60,000,000	02-Jul-2013	02-Jul-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009OCT13	0010272201	USD	48,000,000	48,000,000	02-Jul-2013	02-Jul-2013	09-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS026SEP13	0010272202	USD	12,000,000	12,000,000	02-Jul-2013	02-Jul-2013	26-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010272217	USD	10,000,000	10,000,000	02-Jul-2013	02-Jul-2013	03-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010272200	USD	100,000,000	100,000,000	02-Jul-2013	03-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010272218	USD	5,000,000	5,000,000	02-Jul-2013	03-Jul-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010272264	USD	15,000,000	15,000,000	02-Jul-2013	03-Jul-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006AUG13	0010272265	USD	500,000,000	500,000,000	02-Jul-2013	03-Jul-2013	06-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS005JUL13	0010272329	USD	176,400,000	176,400,000	03-Jul-2013	03-Jul-2013	05-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JUL13	0010272330	USD	23,600,000	23,600,000	03-Jul-2013	03-Jul-2013	08-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010272411	USD	200,000,000	200,000,000	08-Jul-2013	08-Jul-2013	09-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010272420	USD	50,000,000	50,000,000	08-Jul-2013	08-Jul-2013	01-Oct-2013

Page 2/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010272486	USD	50,000,000	50,000,000	08-Jul-2013	08-Jul-2013	04-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010272496	USD	100,000,000	100,000,000	08-Jul-2013	08-Jul-2013	09-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS007AUG13	0010272493	USD	500,000,000	500,000,000	08-Jul-2013	09-Jul-2013	07-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010272542	USD	300,000,000	300,000,000	09-Jul-2013	09-Jul-2013	04-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010272547	USD	20,000,000	20,000,000	09-Jul-2013	09-Jul-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010272549	USD	6,071,000	6,071,000	09-Jul-2013	09-Jul-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS007OCT13	0010272550	USD	6,939,000	6,939,000	09-Jul-2013	09-Jul-2013	07-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010272567	USD	285,000,000	285,000,000	09-Jul-2013	10-Jul-2013	01-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272597	USD	100,000,000	100,000,000	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS030AUG13	0010272601	USD	50,000,000	50,000,000	10-Jul-2013	10-Jul-2013	30-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272602	USD	100,000,000	100,000,000	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010272607	USD	500,000,000	500,000,000	10-Jul-2013	10-Jul-2013	09-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272609	USD	6,071,000	6,071,000	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272624	USD	13,560,000	13,560,000	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272631	USD	100,000,000	100,000,000	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272701	USD	37,000,000	37,000,000	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010272608	USD	500,000,000	500,000,000	10-Jul-2013	11-Jul-2013	09-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010272632	USD	50,000,000	50,000,000	10-Jul-2013	11-Jul-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010272799	USD	10,000,000	10,000,000	10-Jul-2013	11-Jul-2013	05-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS030AUG13	0010272822	USD	15,000,000	15,000,000	11-Jul-2013	11-Jul-2013	30-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010272622	USD	350,000,000	350,000,000	10-Jul-2013	12-Jul-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010273737	USD	200,000,000	200,000,000	12-Jul-2013	12-Jul-2013	15-Jul-2013

Page 3/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010273738	USD	137,000,000	137,000,000	12-Jul-2013	12-Jul-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010273748	USD	100,000,000	100,000,000	12-Jul-2013	15-Jul-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010273856	USD	100,000,000	100,000,000	15-Jul-2013	15-Jul-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010273857	USD	5,000,000	5,000,000	15-Jul-2013	15-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010273869	USD	5,000,000	5,000,000	15-Jul-2013	15-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010273871	USD	50,000,000	50,000,000	15-Jul-2013	15-Jul-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS014AUG13	0010273872	USD	500,000,000	500,000,000	15-Jul-2013	15-Jul-2013	14-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010273875	USD	100,000,000	100,000,000	15-Jul-2013	15-Jul-2013	03-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUL13	0010273885	USD	10,000,000	10,000,000	15-Jul-2013	15-Jul-2013	16-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010273887	USD	26,650,000	26,650,000	15-Jul-2013	15-Jul-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273889	USD	350,000,000	350,000,000	15-Jul-2013	15-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010273893	USD	106,000,000	106,000,000	15-Jul-2013	15-Jul-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUL13	0010273914	USD	12,000,000	12,000,000	15-Jul-2013	15-Jul-2013	16-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273876	USD	100,000,000	100,000,000	15-Jul-2013	16-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273888	USD	50,000,000	50,000,000	15-Jul-2013	16-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS011OCT13	0010273899	USD	50,000,000	50,000,000	15-Jul-2013	16-Jul-2013	11-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010273915	USD	10,000,000	10,000,000	15-Jul-2013	16-Jul-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010274014	USD	48,320,000	48,320,000	15-Jul-2013	16-Jul-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS017JUL13	0010274027	USD	200,000,000	200,000,000	16-Jul-2013	16-Jul-2013	17-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010274043	USD	100,000,000	100,000,000	16-Jul-2013	17-Jul-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JUL13	0010274180	USD	200,000,000	200,000,000	17-Jul-2013	17-Jul-2013	18-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010274195	USD	200,000,000	200,000,000	17-Jul-2013	17-Jul-2013	16-Sep-2013

Page 4/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010274196	USD	825,000,000	825,000,000	17-Jul-2013	17-Jul-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010274199	USD	100,000,000	100,000,000	17-Jul-2013	17-Jul-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS014AUG13	0010274044	USD	300,000,000	300,000,000	16-Jul-2013	18-Jul-2013	14-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010274200	USD	100,000,000	100,000,000	17-Jul-2013	18-Jul-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010274213	USD	10,000,000	10,000,000	17-Jul-2013	18-Jul-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010274238	USD	10,000,000	10,000,000	17-Jul-2013	18-Jul-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010274324	USD	150,000,000	150,000,000	17-Jul-2013	18-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010274389	USD	6,000,000	6,000,000	18-Jul-2013	18-Jul-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS019AUG13	0010273904	USD	159,320,000	159,320,000	15-Jul-2013	19-Jul-2013	19-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010274726	USD	17,000,000	17,000,000	19-Jul-2013	19-Jul-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010274727	USD	14,000,000	14,000,000	19-Jul-2013	19-Jul-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010274728	USD	50,000,000	50,000,000	19-Jul-2013	19-Jul-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010274729	USD	9,000,000	9,000,000	19-Jul-2013	19-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010274730	USD	30,000,000	30,000,000	19-Jul-2013	19-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010274731	USD	30,000,000	30,000,000	19-Jul-2013	19-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010274574	USD	5,000,000	5,000,000	19-Jul-2013	22-Jul-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JUL13	0010274767	USD	200,000,000	200,000,000	22-Jul-2013	22-Jul-2013	23-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010274769	USD	27,200,000	27,200,000	22-Jul-2013	22-Jul-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010274770	USD	50,000,000	50,000,000	22-Jul-2013	22-Jul-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010274783	USD	23,000,000	23,000,000	22-Jul-2013	22-Jul-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010274786	USD	7,000,000	7,000,000	22-Jul-2013	23-Jul-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010274821	USD	60,000,000	60,000,000	23-Jul-2013	23-Jul-2013	10-Sep-2013

Page 5/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010274822	USD	50,000,000	50,000,000	23-Jul-2013	23-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JUL13	0010274823	USD	200,000,000	200,000,000	23-Jul-2013	23-Jul-2013	24-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JUL13	0010274920	USD	200,000,000	200,000,000	24-Jul-2013	24-Jul-2013	25-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JUL13	0010274921	USD	50,000,000	50,000,000	24-Jul-2013	24-Jul-2013	25-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS031OCT13	0010274932	USD	45,000,000	45,000,000	24-Jul-2013	25-Jul-2013	31-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS026JUL13	0010274944	USD	200,000,000	200,000,000	25-Jul-2013	25-Jul-2013	26-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010275053	USD	200,000,000	200,000,000	26-Jul-2013	26-Jul-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010275074	USD	100,000,000	100,000,000	26-Jul-2013	26-Jul-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS027SEP13	0010275109	USD	7,000,000	7,000,000	26-Jul-2013	29-Jul-2013	27-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JUL13	0010275114	USD	200,000,000	200,000,000	29-Jul-2013	29-Jul-2013	30-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS024SEP13	0010275128	USD	100,000,000	100,000,000	29-Jul-2013	29-Jul-2013	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS027AUG13	0010275147	USD	500,000,000	500,000,000	29-Jul-2013	30-Jul-2013	27-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010275150	USD	600,000,000	600,000,000	29-Jul-2013	30-Jul-2013	04-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010275168	USD	50,000,000	50,000,000	30-Jul-2013	30-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275196	USD	50,000,000	50,000,000	30-Jul-2013	30-Jul-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010275143	USD	100,000,000	100,000,000	29-Jul-2013	31-Jul-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS028AUG13	0010275148	USD	250,000,000	250,000,000	29-Jul-2013	31-Jul-2013	28-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010275315	USD	15,000,000	15,000,000	31-Jul-2013	31-Jul-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275316	USD	200,000,000	200,000,000	31-Jul-2013	31-Jul-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010275137	USD	191,280,000	191,280,000	29-Jul-2013	01-Aug-2013	05-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS028AUG13	0010275149	USD	250,000,000	250,000,000	29-Jul-2013	01-Aug-2013	28-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS003OCT13	0010275317	USD	500,000,000	500,000,000	31-Jul-2013	01-Aug-2013	03-Oct-2013

Page 6/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275318	USD	450,000,000	450,000,000	31-Jul-2013	01-Aug-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010275657	USD	9,000,000	9,000,000	01-Aug-2013	01-Aug-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS030OCT13	0010275665	USD	5,000,000	5,000,000	01-Aug-2013	01-Aug-2013	30-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010275666	USD	20,091,000	20,091,000	01-Aug-2013	01-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275656	USD	50,000,000	50,000,000	01-Aug-2013	02-Aug-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS021JAN14	0010275658	USD	89,900,000	89,900,000	01-Aug-2013	02-Aug-2013	21-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275675	USD	25,000,000	25,000,000	01-Aug-2013	02-Aug-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275718	USD	25,000,000	25,000,000	02-Aug-2013	02-Aug-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010275723	USD	10,000,000	10,000,000	02-Aug-2013	02-Aug-2013	01-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275716	USD	250,000,000	250,000,000	02-Aug-2013	05-Aug-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010275717	USD	250,000,000	250,000,000	02-Aug-2013	05-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275797	USD	20,000,000	20,000,000	05-Aug-2013	05-Aug-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275667	USD	60,000,000	60,000,000	01-Aug-2013	06-Aug-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275788	USD	5,000,000	5,000,000	05-Aug-2013	06-Aug-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010275791	USD	50,000,000	50,000,000	05-Aug-2013	06-Aug-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004OCT13	0010275798	USD	80,000,000	80,000,000	05-Aug-2013	06-Aug-2013	04-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010275799	USD	7,000,000	7,000,000	05-Aug-2013	06-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275839	USD	100,000,000	100,000,000	06-Aug-2013	06-Aug-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275668	USD	140,000,000	140,000,000	01-Aug-2013	07-Aug-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010275838	USD	100,000,000	100,000,000	06-Aug-2013	07-Aug-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS018OCT13	0010275840	USD	100,000,000	100,000,000	06-Aug-2013	07-Aug-2013	18-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010275841	USD	100,000,000	100,000,000	06-Aug-2013	07-Aug-2013	21-Oct-2013

Page 7/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010275842	USD	100,000,000	100,000,000	06-Aug-2013	07-Aug-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010275843	USD	500,000,000	500,000,000	06-Aug-2013	07-Aug-2013	05-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010275844	USD	500,000,000	500,000,000	06-Aug-2013	07-Aug-2013	06-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010275845	USD	100,000,000	100,000,000	06-Aug-2013	07-Aug-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010275853	USD	5,010,000	5,010,000	06-Aug-2013	07-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010275882	USD	7,000,000	7,000,000	06-Aug-2013	07-Aug-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012SEP13	0010275988	USD	1,250,000,000	1,250,000,000	07-Aug-2013	08-Aug-2013	12-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010276129	USD	500,000,000	500,000,000	08-Aug-2013	09-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010276130	USD	100,000,000	100,000,000	08-Aug-2013	09-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009OCT13	0010276141	USD	10,400,000	10,400,000	08-Aug-2013	09-Aug-2013	09-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN14	0010277376	USD	9,850,000	9,850,000	09-Aug-2013	12-Aug-2013	14-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010277425	USD	74,000,000	74,000,000	12-Aug-2013	12-Aug-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010277426	USD	300,000,000	300,000,000	12-Aug-2013	12-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010277427	USD	65,000,000	65,000,000	12-Aug-2013	12-Aug-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010277429	USD	50,000,000	50,000,000	12-Aug-2013	12-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010277690	USD	200,000,000	200,000,000	14-Aug-2013	14-Aug-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010277950	USD	50,000,000	50,000,000	15-Aug-2013	15-Aug-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS008NOV13	0010277959	USD	100,000,000	100,000,000	15-Aug-2013	16-Aug-2013	08-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010277961	USD	110,330,000	110,330,000	15-Aug-2013	19-Aug-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010278136	USD	200,000,000	200,000,000	19-Aug-2013	20-Aug-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010278149	USD	50,000,000	50,000,000	19-Aug-2013	20-Aug-2013	04-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS021AUG13	0010278192	USD	30,000,000	30,000,000	20-Aug-2013	20-Aug-2013	21-Aug-2013

Page 8/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010278194	USD	100,000,000	100,000,000	20-Aug-2013	21-Aug-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010278202	USD	50,000,000	50,000,000	20-Aug-2013	21-Aug-2013	20-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS022AUG13	0010278249	USD	170,000,000	170,000,000	21-Aug-2013	21-Aug-2013	22-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010278247	USD	100,000,000	100,000,000	21-Aug-2013	22-Aug-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010278307	USD	100,000,000	100,000,000	21-Aug-2013	22-Aug-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS001OCT13	0010278308	USD	100,000,000	100,000,000	21-Aug-2013	22-Aug-2013	01-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010278325	USD	50,000,000	50,000,000	22-Aug-2013	22-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010278328	USD	50,000,000	50,000,000	22-Aug-2013	22-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010278322	USD	5,828,000	5,828,000	22-Aug-2013	23-Aug-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS015JAN14	0010278323	USD	30,000,000	30,000,000	22-Aug-2013	23-Aug-2013	15-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010278324	USD	5,969,000	5,969,000	22-Aug-2013	23-Aug-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS011DEC13	0010278326	USD	55,000,000	55,000,000	22-Aug-2013	23-Aug-2013	11-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010278327	USD	30,000,000	30,000,000	22-Aug-2013	23-Aug-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010278331	USD	50,000,000	50,000,000	22-Aug-2013	23-Aug-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS010OCT13	0010278337	USD	150,000,000	150,000,000	22-Aug-2013	23-Aug-2013	10-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JAN14	0010278354	USD	108,000,000	108,000,000	22-Aug-2013	23-Aug-2013	16-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010278329	USD	50,000,000	50,000,000	22-Aug-2013	26-Aug-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010278382	USD	10,000,000	10,000,000	23-Aug-2013	26-Aug-2013	22-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS029OCT13	0010278414	USD	45,000,000	45,000,000	26-Aug-2013	27-Aug-2013	29-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS014JAN14	0010278415	USD	65,000,000	65,000,000	26-Aug-2013	27-Aug-2013	14-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS021OCT13	0010278426	USD	100,000,000	100,000,000	27-Aug-2013	27-Aug-2013	21-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS013JAN14	0010278427	USD	5,000,000	5,000,000	27-Aug-2013	27-Aug-2013	13-Jan-2014

Page 9/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010278374	USD	50,000,000	50,000,000	23-Aug-2013	28-Aug-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010278644	USD	100,000,000	100,000,000	30-Aug-2013	03-Sep-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS030SEP13	0010278692	USD	100,000,000	100,000,000	30-Aug-2013	03-Sep-2013	30-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010278696	USD	10,400,000	10,400,000	30-Aug-2013	03-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010278697	USD	10,000,000	10,000,000	30-Aug-2013	03-Sep-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010278953	USD	100,000,000	100,000,000	03-Sep-2013	03-Sep-2013	04-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010278962	USD	10,000,000	10,000,000	03-Sep-2013	03-Sep-2013	04-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010278964	USD	300,000,000	300,000,000	03-Sep-2013	03-Sep-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS024OCT13	0010278965	USD	200,000,000	200,000,000	03-Sep-2013	03-Sep-2013	24-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS020FEB14	0010278693	USD	113,000,000	113,000,000	30-Aug-2013	04-Sep-2013	20-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS025OCT13	0010278952	USD	100,000,000	100,000,000	03-Sep-2013	04-Sep-2013	25-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS022NOV13	0010278958	USD	50,000,000	50,000,000	03-Sep-2013	04-Sep-2013	22-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010278971	USD	200,000,000	200,000,000	03-Sep-2013	04-Sep-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010279015	USD	10,000,000	10,000,000	04-Sep-2013	04-Sep-2013	04-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019FEB14	0010279029	USD	46,150,000	46,150,000	04-Sep-2013	04-Sep-2013	19-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279063	USD	6,000,000	6,000,000	04-Sep-2013	04-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004DEC13	0010278963	USD	10,000,000	10,000,000	03-Sep-2013	05-Sep-2013	04-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010278975	USD	200,000,000	200,000,000	03-Sep-2013	05-Sep-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010279027	USD	200,000,000	200,000,000	04-Sep-2013	05-Sep-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS006NOV13	0010279028	USD	100,000,000	100,000,000	04-Sep-2013	05-Sep-2013	06-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010279064	USD	10,000,000	10,000,000	04-Sep-2013	05-Sep-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010279065	USD	130,000,000	130,000,000	04-Sep-2013	05-Sep-2013	01-Nov-2013

Page 10/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS031JAN14	0010279088	USD	200,000,000	200,000,000	04-Sep-2013	05-Sep-2013	31-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010279111	USD	100,000,000	100,000,000	05-Sep-2013	05-Sep-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010279118	USD	22,000,000	22,000,000	05-Sep-2013	05-Sep-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS003JAN14	0010279127	USD	50,000,000	50,000,000	05-Sep-2013	05-Sep-2013	03-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010279162	USD	250,000,000	250,000,000	05-Sep-2013	06-Sep-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010279167	USD	250,000,000	250,000,000	05-Sep-2013	06-Sep-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010279246	USD	100,000,000	100,000,000	06-Sep-2013	06-Sep-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS001NOV13	0010279262	USD	25,000,000	25,000,000	06-Sep-2013	06-Sep-2013	01-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279264	USD	61,980,000	61,980,000	06-Sep-2013	06-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279272	USD	25,000,000	25,000,000	06-Sep-2013	06-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279275	USD	10,000,000	10,000,000	06-Sep-2013	06-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279277	USD	50,000,000	50,000,000	06-Sep-2013	06-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279279	USD	21,390,000	21,390,000	06-Sep-2013	06-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS005NOV13	0010279128	USD	20,000,000	20,000,000	05-Sep-2013	09-Sep-2013	05-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS017OCT13	0010279286	USD	49,000,000	49,000,000	06-Sep-2013	09-Sep-2013	17-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010279369	USD	1,000,000,000	1,000,000,000	09-Sep-2013	09-Sep-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS003DEC13	0010279381	USD	72,000,000	72,000,000	09-Sep-2013	09-Sep-2013	03-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010279400	USD	50,000,000	50,000,000	09-Sep-2013	09-Sep-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS005DEC13	0010279377	USD	50,000,000	50,000,000	09-Sep-2013	10-Sep-2013	05-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT13	0010279448	USD	1,000,000,000	1,000,000,000	09-Sep-2013	10-Sep-2013	16-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS012SEP13	0010279694	USD	58,330,000	58,330,000	11-Sep-2013	11-Sep-2013	12-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS022OCT13	0010279691	USD	750,000,000	750,000,000	11-Sep-2013	12-Sep-2013	22-Oct-2013

Page 11/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010279831	USD	200,000,000	200,000,000	12-Sep-2013	12-Sep-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS011DEC13	0010279892	USD	25,000,000	25,000,000	12-Sep-2013	12-Sep-2013	11-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JAN14	0010279893	USD	20,000,000	20,000,000	12-Sep-2013	12-Sep-2013	10-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS023OCT13	0010279693	USD	500,000,000	500,000,000	11-Sep-2013	13-Sep-2013	23-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010279965	USD	117,450,000	117,450,000	13-Sep-2013	13-Sep-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JAN14	0010279915	USD	700,000	700,000	13-Sep-2013	16-Sep-2013	02-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS024MAR14	0010279929	USD	14,000,000	14,000,000	13-Sep-2013	16-Sep-2013	24-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS031MAR14	0010279967	USD	10,000,000	10,000,000	13-Sep-2013	16-Sep-2013	31-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS017SEP13	0010279978	USD	100,000,000	100,000,000	16-Sep-2013	16-Sep-2013	17-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010279979	USD	32,000,000	32,000,000	16-Sep-2013	16-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010279983	USD	100,000,000	100,000,000	16-Sep-2013	16-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013NOV13	0010279984	USD	50,000,000	50,000,000	16-Sep-2013	16-Sep-2013	13-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010279985	USD	40,000,000	40,000,000	16-Sep-2013	16-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010279991	USD	10,000,000	10,000,000	16-Sep-2013	16-Sep-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010280061	USD	30,000,000	30,000,000	17-Sep-2013	17-Sep-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010280072	USD	92,000,000	92,000,000	17-Sep-2013	17-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010280075	USD	14,500,000	14,500,000	17-Sep-2013	17-Sep-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006JAN14	0010280076	USD	100,000,000	100,000,000	17-Sep-2013	17-Sep-2013	06-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280079	USD	77,000,000	77,000,000	17-Sep-2013	17-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010280085	USD	190,585,000	190,585,000	17-Sep-2013	17-Sep-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003MAR14	0010280086	USD	50,000,000	50,000,000	17-Sep-2013	17-Sep-2013	03-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280117	USD	118,000,000	118,000,000	18-Sep-2013	18-Sep-2013	19-Sep-2013

Page 12/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280122	USD	30,000,000	30,000,000	18-Sep-2013	18-Sep-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280123	USD	200,000,000	200,000,000	18-Sep-2013	18-Sep-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280125	USD	31,050,000	31,050,000	18-Sep-2013	18-Sep-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280135	USD	28,000,000	28,000,000	18-Sep-2013	18-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010280136	USD	21,200,000	21,200,000	18-Sep-2013	18-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS018NOV13	0010280144	USD	25,000,000	25,000,000	18-Sep-2013	18-Sep-2013	18-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS007NOV13	0010279966	USD	250,000,000	250,000,000	13-Sep-2013	19-Sep-2013	07-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS015OCT13	0010280073	USD	100,000,000	100,000,000	17-Sep-2013	19-Sep-2013	15-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010280215	USD	200,000,000	200,000,000	19-Sep-2013	19-Sep-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280216	USD	10,000,000	10,000,000	19-Sep-2013	19-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010280217	USD	100,000,000	100,000,000	19-Sep-2013	19-Sep-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010280218	USD	67,070,000	67,070,000	19-Sep-2013	19-Sep-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS017DEC13	0010280219	USD	100,000,000	100,000,000	19-Sep-2013	19-Sep-2013	17-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280233	USD	50,000,000	50,000,000	19-Sep-2013	19-Sep-2013	13-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010280234	USD	16,000,000	16,000,000	19-Sep-2013	19-Sep-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280240	USD	20,000,000	20,000,000	19-Sep-2013	19-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS028OCT13	0010280237	USD	100,000,000	100,000,000	19-Sep-2013	20-Sep-2013	28-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010280246	USD	100,000,000	100,000,000	20-Sep-2013	20-Sep-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010280247	USD	100,000,000	100,000,000	20-Sep-2013	20-Sep-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280252	USD	50,000,000	50,000,000	20-Sep-2013	20-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010280253	USD	56,000,000	56,000,000	20-Sep-2013	20-Sep-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS013DEC13	0010280259	USD	100,000,000	100,000,000	20-Sep-2013	20-Sep-2013	13-Dec-2013

Page 13/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS024SEP13	0010280283	USD	50,000,000	50,000,000	23-Sep-2013	23-Sep-2013	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS014NOV13	0010280302	USD	50,000,000	50,000,000	24-Sep-2013	24-Sep-2013	14-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS003FEB14	0010280298	USD	11,797,000	11,797,000	24-Sep-2013	25-Sep-2013	03-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS024DEC13	0010280304	USD	20,000,000	20,000,000	24-Sep-2013	25-Sep-2013	24-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JAN14	0010280305	USD	20,000,000	20,000,000	24-Sep-2013	25-Sep-2013	24-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS025FEB14	0010280306	USD	20,000,000	20,000,000	24-Sep-2013	25-Sep-2013	25-Feb-2014
DIN/SELL USD/IBRD/DIN IBRDUS027NOV13	0010280339	USD	17,000,000	17,000,000	24-Sep-2013	25-Sep-2013	27-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS026SEP13	0010280348	USD	50,000,000	50,000,000	25-Sep-2013	25-Sep-2013	26-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JAN14	0010280350	USD	12,825,000	12,825,000	25-Sep-2013	25-Sep-2013	22-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS006DEC13	0010280351	USD	50,000,000	50,000,000	25-Sep-2013	25-Sep-2013	06-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS010DEC13	0010280353	USD	50,000,000	50,000,000	25-Sep-2013	25-Sep-2013	10-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS029NOV13	0010280357	USD	10,000,000	10,000,000	25-Sep-2013	25-Sep-2013	29-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JAN14	0010280352	USD	89,000,000	89,000,000	25-Sep-2013	26-Sep-2013	23-Jan-2014
DIN/SELL USD/IBRD/DIN IBRDUS014MAR14	0010280354	USD	50,000,000	50,000,000	25-Sep-2013	26-Sep-2013	14-Mar-2014
DIN/SELL USD/IBRD/DIN IBRDUS027SEP13	0010280370	USD	50,000,000	50,000,000	26-Sep-2013	26-Sep-2013	27-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015NOV13	0010280371	USD	79,000,000	79,000,000	26-Sep-2013	26-Sep-2013	15-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS024DEC13	0010280377	USD	275,000,000	275,000,000	26-Sep-2013	26-Sep-2013	24-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS030SEP13	0010280405	USD	50,000,000	50,000,000	27-Sep-2013	27-Sep-2013	30-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS002DEC13	0010280419	USD	7,100,000	7,100,000	27-Sep-2013	30-Sep-2013	02-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS019DEC13	0010280420	USD	5,000,000	5,000,000	27-Sep-2013	30-Sep-2013	19-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS012NOV13	0010280430	USD	6,020,000	6,020,000	27-Sep-2013	30-Sep-2013	12-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS004MAR14	0010280386	USD	50,000,000	50,000,000	26-Sep-2013	01-Oct-2013	04-Mar-2014

Page 14/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS027DEC13	0010280431	USD	15,000,000	15,000,000	27-Sep-2013	01-Oct-2013	27-Dec-2013
DIN/SELL USD/IBRD/DIN IBRDUS020NOV13	0010280507	USD	100,000,000	100,000,000	30-Sep-2013	01-Oct-2013	20-Nov-2013
BOND/SELL USD/IBRD/DINS/0514USD00.00	0000012566	USD	100,000,000	100,000,000	20-Aug-2013	22-Aug-2013	28-May-2014
BOND/SELL USD/IBRD/DINS/0614USD00.00	0000012567	USD	100,000,000	100,000,000	20-Aug-2013	22-Aug-2013	23-Jun-2014
DIN/SELL USD/IBRD/DIN IBRDUS007AUG13	0010272415	USD	25,000,000	25,000,000	08-Jul-2013	08-Jul-2013	07-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS007AUG13	0010272416	USD	25,000,000	25,000,000	08-Jul-2013	08-Jul-2013	07-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS008OCT13	0010272544	USD	5,000,000	5,000,000	09-Jul-2013	10-Jul-2013	08-Oct-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010272548	USD	20,000,000	20,000,000	09-Jul-2013	10-Jul-2013	09-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010274908	USD	22,000,000	22,000,000	24-Jul-2013	24-Jul-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS026AUG13	0010274970	USD	20,000,000	20,000,000	25-Jul-2013	25-Jul-2013	26-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS028AUG13	0010275169	USD	100,000	100,000	30-Jul-2013	30-Jul-2013	28-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010275708	USD	25,000,000	25,000,000	02-Aug-2013	02-Aug-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS004NOV13	0010275943	USD	50,000,000	50,000,000	07-Aug-2013	07-Aug-2013	04-Nov-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010276122	USD	5,000,000	5,000,000	08-Aug-2013	08-Aug-2013	09-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010277691	USD	10,000,000	10,000,000	14-Aug-2013	14-Aug-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019AUG13	0010278062	USD	15,000,000	15,000,000	16-Aug-2013	16-Aug-2013	19-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS020AUG13	0010278141	USD	30,000,000	30,000,000	19-Aug-2013	19-Aug-2013	20-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS021AUG13	0010278193	USD	30,000,000	30,000,000	20-Aug-2013	20-Aug-2013	21-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS022AUG13	0010278248	USD	30,000,000	30,000,000	21-Aug-2013	21-Aug-2013	22-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010278312	USD	30,000,000	30,000,000	22-Aug-2013	22-Aug-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS026AUG13	0010278375	USD	52,000,000	52,000,000	23-Aug-2013	23-Aug-2013	26-Aug-2013

Page 15/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS027AUG13	0010278400	USD	72,000,000	72,000,000	26-Aug-2013	26-Aug-2013	27-Aug-2013

Sub-total New Borrowings - United States Dollar			33,111,436,000	33,111,436,000

Total New Borrowings				33,111,436,000

Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010243765	USD	(30,000,000)	(30,000,000)	27-Dec-2012	27-Dec-2012	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010244526	USD	(100,000,000)	(100,000,000)	9-Jan-2013	10-Jan-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010248005	USD	(100,000,000)	(100,000,000)	23-Jan-2013	28-Jan-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010253118	USD	(100,000,000)	(100,000,000)	5-Mar-2013	6-Mar-2013	6-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010252743	USD	(300,000,000)	(300,000,000)	28-Feb-2013	7-Mar-2013	6-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010253117	USD	(100,000,000)	(100,000,000)	5-Mar-2013	7-Mar-2013	6-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010253668	USD	(14,759,000)	(14,759,000)	8-Mar-2013	8-Mar-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010253669	USD	(12,000,000)	(12,000,000)	8-Mar-2013	12-Mar-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010256311	USD	(100,000,000)	(100,000,000)	19-Mar-2013	19-Mar-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010256605	USD	(24,647,000)	(24,647,000)	21-Mar-2013	21-Mar-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010256646	USD	(5,515,000)	(5,515,000)	21-Mar-2013	22-Mar-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS001AUG13	0010256629	USD	(9,828,000)	(9,828,000)	21-Mar-2013	25-Mar-2013	1-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010256892	USD	(50,000,000)	(50,000,000)	26-Mar-2013	26-Mar-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS025SEP13	0010256944	USD	(16,725,000)	(16,725,000)	27-Mar-2013	28-Mar-2013	25-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS024SEP13	0010256948	USD	(80,000,000)	(80,000,000)	27-Mar-2013	28-Mar-2013	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010256942	USD	(46,551,000)	(46,551,000)	27-Mar-2013	1-Apr-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010257354	USD	(145,400,000)	(145,400,000)	1-Apr-2013	1-Apr-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010257356	USD	(31,900,000)	(31,900,000)	1-Apr-2013	1-Apr-2013	1-Jul-2013

Page 16/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010257357	USD	(79,600,000)	(79,600,000)	1-Apr-2013	1-Apr-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010257508	USD	(490,000)	(490,000)	3-Apr-2013	3-Apr-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010257489	USD	(157,400,000)	(157,400,000)	3-Apr-2013	4-Apr-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010257755	USD	(4,000,000)	(4,000,000)	8-Apr-2013	8-Apr-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010257856	USD	(250,000,000)	(250,000,000)	9-Apr-2013	11-Apr-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS019JUL13	0010258664	USD	(100,000,000)	(100,000,000)	10-Apr-2013	12-Apr-2013	19-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010260960	USD	(100,000,000)	(100,000,000)	16-Apr-2013	16-Apr-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010261696	USD	(235,000,000)	(235,000,000)	17-Apr-2013	18-Apr-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010262431	USD	(100,000,000)	(100,000,000)	22-Apr-2013	23-Apr-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JUL13	0010262667	USD	(12,000,000)	(12,000,000)	24-Apr-2013	24-Apr-2013	18-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010262655	USD	(3,503,000)	(3,503,000)	24-Apr-2013	25-Apr-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001AUG13	0010262666	USD	(9,828,000)	(9,828,000)	24-Apr-2013	25-Apr-2013	1-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010262772	USD	(100,000,000)	(100,000,000)	25-Apr-2013	25-Apr-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JUL13	0010262791	USD	(50,000,000)	(50,000,000)	25-Apr-2013	26-Apr-2013	3-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010262878	USD	(10,000,000)	(10,000,000)	29-Apr-2013	30-Apr-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010262879	USD	(100,000,000)	(100,000,000)	29-Apr-2013	30-Apr-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JUL13	0010262881	USD	(100,000,000)	(100,000,000)	29-Apr-2013	30-Apr-2013	8-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010262882	USD	(100,000,000)	(100,000,000)	29-Apr-2013	30-Apr-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010262899	USD	(4,750,000)	(4,750,000)	29-Apr-2013	30-Apr-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010262906	USD	(50,000)	(50,000)	29-Apr-2013	30-Apr-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010263421	USD	(50,000,000)	(50,000,000)	2-May-2013	2-May-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010263494	USD	(200,000,000)	(200,000,000)	6-May-2013	6-May-2013	9-Jul-2013

Page 17/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010263491	USD	(25,272,000)	(25,272,000)	6-May-2013	7-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010263495	USD	(9,951,000)	(9,951,000)	6-May-2013	7-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS002AUG13	0010263552	USD	(50,000,000)	(50,000,000)	7-May-2013	7-May-2013	2-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010263554	USD	(42,460,000)	(42,460,000)	7-May-2013	7-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010263555	USD	(50,000,000)	(50,000,000)	7-May-2013	7-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS002AUG13	0010263594	USD	(50,000,000)	(50,000,000)	8-May-2013	9-May-2013	2-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS002AUG13	0010263690	USD	(60,000,000)	(60,000,000)	9-May-2013	9-May-2013	2-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JUL13	0010263698	USD	(200,000,000)	(200,000,000)	9-May-2013	9-May-2013	17-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010263711	USD	(10,000,000)	(10,000,000)	9-May-2013	10-May-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010263712	USD	(10,000,000)	(10,000,000)	9-May-2013	10-May-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010263715	USD	(10,000,000)	(10,000,000)	9-May-2013	10-May-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JUL13	0010264284	USD	(75,000,000)	(75,000,000)	10-May-2013	10-May-2013	2-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS012JUL13	0010264710	USD	(3,000,000)	(3,000,000)	13-May-2013	14-May-2013	12-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010264711	USD	(3,000,000)	(3,000,000)	13-May-2013	14-May-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010265957	USD	(100,000,000)	(100,000,000)	15-May-2013	15-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010265958	USD	(100,000,000)	(100,000,000)	15-May-2013	15-May-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010265929	USD	(100,000,000)	(100,000,000)	15-May-2013	16-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010265954	USD	(50,000,000)	(50,000,000)	15-May-2013	16-May-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JUL13	0010266153	USD	(40,000,000)	(40,000,000)	16-May-2013	16-May-2013	8-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010266184	USD	(10,000,000)	(10,000,000)	16-May-2013	16-May-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010266173	USD	(5,050,000)	(5,050,000)	16-May-2013	17-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001AUG13	0010266340	USD	(100,000,000)	(100,000,000)	17-May-2013	20-May-2013	1-Aug-2013

Page 18/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010266845	USD	(40,000,000)	(40,000,000)	20-May-2013	20-May-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010267002	USD	(13,000,000)	(13,000,000)	20-May-2013	20-May-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS019JUL13	0010266907	USD	(3,000,000)	(3,000,000)	20-May-2013	21-May-2013	19-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010267118	USD	(25,000,000)	(25,000,000)	21-May-2013	21-May-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010267303	USD	(75,000,000)	(75,000,000)	22-May-2013	22-May-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010267369	USD	(10,000,000)	(10,000,000)	22-May-2013	22-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS023JUL13	0010267158	USD	(5,000,000)	(5,000,000)	21-May-2013	23-May-2013	23-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010267370	USD	(50,000,000)	(50,000,000)	22-May-2013	23-May-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010267385	USD	(50,000,000)	(50,000,000)	22-May-2013	23-May-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JUL13	0010267449	USD	(100,000,000)	(100,000,000)	23-May-2013	24-May-2013	22-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010267507	USD	(100,000,000)	(100,000,000)	24-May-2013	24-May-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JUL13	0010267649	USD	(50,000,000)	(50,000,000)	29-May-2013	29-May-2013	22-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010267667	USD	(50,000,000)	(50,000,000)	29-May-2013	29-May-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001JUL13	0010267648	USD	(15,686,000)	(15,686,000)	29-May-2013	30-May-2013	1-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JUL13	0010267729	USD	(8,000,000)	(8,000,000)	30-May-2013	30-May-2013	22-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010267723	USD	(100,000,000)	(100,000,000)	30-May-2013	31-May-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JUL13	0010267898	USD	(25,000,000)	(25,000,000)	31-May-2013	31-May-2013	22-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010267829	USD	(50,000,000)	(50,000,000)	31-May-2013	3-Jun-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS026JUL13	0010268291	USD	(30,000,000)	(30,000,000)	5-Jun-2013	5-Jun-2013	26-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010268300	USD	(30,000,000)	(30,000,000)	5-Jun-2013	5-Jun-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010268301	USD	(100,000,000)	(100,000,000)	5-Jun-2013	5-Jun-2013	5-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS005AUG13	0010268302	USD	(100,000,000)	(100,000,000)	5-Jun-2013	6-Jun-2013	5-Aug-2013

Page 19/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS002JUL13	0010268370	USD	(10,000,000)	(10,000,000)	7-Jun-2013	7-Jun-2013	2-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS005JUL13	0010268416	USD	(13,395,000)	(13,395,000)	10-Jun-2013	10-Jun-2013	5-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010269479	USD	(50,000,000)	(50,000,000)	12-Jun-2013	12-Jun-2013	6-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003JUL13	0010269480	USD	(85,000,000)	(85,000,000)	12-Jun-2013	12-Jun-2013	3-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS005JUL13	0010269491	USD	(5,000,000)	(5,000,000)	12-Jun-2013	12-Jun-2013	5-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS001AUG13	0010269495	USD	(25,000,000)	(25,000,000)	12-Jun-2013	12-Jun-2013	1-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS001AUG13	0010269496	USD	(22,700,000)	(22,700,000)	12-Jun-2013	12-Jun-2013	1-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JUL13	0010269508	USD	(250,000,000)	(250,000,000)	12-Jun-2013	13-Jun-2013	18-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010269975	USD	(75,000,000)	(75,000,000)	13-Jun-2013	13-Jun-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010269506	USD	(5,050,000)	(5,050,000)	12-Jun-2013	14-Jun-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010270380	USD	(5,000,000)	(5,000,000)	17-Jun-2013	17-Jun-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010270381	USD	(25,000,000)	(25,000,000)	17-Jun-2013	18-Jun-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010270559	USD	(60,000,000)	(60,000,000)	18-Jun-2013	18-Jun-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS025SEP13	0010270580	USD	(45,000,000)	(45,000,000)	18-Jun-2013	19-Jun-2013	25-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010271140	USD	(200,000,000)	(200,000,000)	19-Jun-2013	19-Jun-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS022JUL13	0010271182	USD	(100,000,000)	(100,000,000)	19-Jun-2013	19-Jun-2013	22-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010271155	USD	(39,500,000)	(39,500,000)	19-Jun-2013	20-Jun-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUL13	0010271156	USD	(100,000,000)	(100,000,000)	19-Jun-2013	20-Jun-2013	16-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010271269	USD	(50,000,000)	(50,000,000)	20-Jun-2013	20-Jun-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010271271	USD	(65,000,000)	(65,000,000)	20-Jun-2013	20-Jun-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010271273	USD	(50,000,000)	(50,000,000)	20-Jun-2013	20-Jun-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010271378	USD	(23,000,000)	(23,000,000)	21-Jun-2013	24-Jun-2013	20-Sep-2013

Page 20/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS005AUG13	0010271463	USD	(750,000,000)	(750,000,000)	25-Jun-2013	25-Jun-2013	5-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010271464	USD	(750,000,000)	(750,000,000)	25-Jun-2013	25-Jun-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010271465	USD	(100,000,000)	(100,000,000)	25-Jun-2013	25-Jun-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS030AUG13	0010271492	USD	(200,000,000)	(200,000,000)	25-Jun-2013	25-Jun-2013	30-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010271461	USD	(10,000,000)	(10,000,000)	25-Jun-2013	26-Jun-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010271530	USD	(30,000,000)	(30,000,000)	26-Jun-2013	26-Jun-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010271588	USD	(30,000,000)	(30,000,000)	27-Jun-2013	27-Jun-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010271589	USD	(20,000,000)	(20,000,000)	27-Jun-2013	27-Jun-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010271587	USD	(800,000)	(800,000)	27-Jun-2013	1-Jul-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS002JUL13	0010272165	USD	(200,000,000)	(200,000,000)	1-Jul-2013	1-Jul-2013	2-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010272167	USD	(50,000,000)	(50,000,000)	1-Jul-2013	1-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010272168	USD	(40,000,000)	(40,000,000)	1-Jul-2013	1-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010272169	USD	(50,000,000)	(50,000,000)	1-Jul-2013	1-Jul-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS030SEP13	0010272179	USD	(4,000,000)	(4,000,000)	1-Jul-2013	2-Jul-2013	30-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010272182	USD	(10,000,000)	(10,000,000)	1-Jul-2013	2-Jul-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010272183	USD	(50,000,000)	(50,000,000)	1-Jul-2013	2-Jul-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010272194	USD	(60,000,000)	(60,000,000)	2-Jul-2013	2-Jul-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS026SEP13	0010272202	USD	(12,000,000)	(12,000,000)	2-Jul-2013	2-Jul-2013	26-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010272217	USD	(10,000,000)	(10,000,000)	2-Jul-2013	2-Jul-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010272200	USD	(100,000,000)	(100,000,000)	2-Jul-2013	3-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010272264	USD	(15,000,000)	(15,000,000)	2-Jul-2013	3-Jul-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006AUG13	0010272265	USD	(500,000,000)	(500,000,000)	2-Jul-2013	3-Jul-2013	6-Aug-2013

Page 21/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS005JUL13	0010272329	USD	(176,400,000)	(176,400,000)	3-Jul-2013	3-Jul-2013	5-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS008JUL13	0010272330	USD	(23,600,000)	(23,600,000)	3-Jul-2013	3-Jul-2013	8-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010272411	USD	(200,000,000)	(200,000,000)	8-Jul-2013	8-Jul-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010272486	USD	(50,000,000)	(50,000,000)	8-Jul-2013	8-Jul-2013	4-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010272496	USD	(100,000,000)	(100,000,000)	8-Jul-2013	8-Jul-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS007AUG13	0010272493	USD	(500,000,000)	(500,000,000)	8-Jul-2013	9-Jul-2013	7-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010272542	USD	(300,000,000)	(300,000,000)	9-Jul-2013	9-Jul-2013	4-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010272547	USD	(20,000,000)	(20,000,000)	9-Jul-2013	9-Jul-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010272549	USD	(6,071,000)	(6,071,000)	9-Jul-2013	9-Jul-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272597	USD	(100,000,000)	(100,000,000)	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS030AUG13	0010272601	USD	(50,000,000)	(50,000,000)	10-Jul-2013	10-Jul-2013	30-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272602	USD	(100,000,000)	(100,000,000)	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010272607	USD	(500,000,000)	(500,000,000)	10-Jul-2013	10-Jul-2013	9-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272609	USD	(6,071,000)	(6,071,000)	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272624	USD	(13,560,000)	(13,560,000)	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272631	USD	(100,000,000)	(100,000,000)	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010272701	USD	(37,000,000)	(37,000,000)	10-Jul-2013	10-Jul-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010272608	USD	(500,000,000)	(500,000,000)	10-Jul-2013	11-Jul-2013	9-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010272799	USD	(10,000,000)	(10,000,000)	10-Jul-2013	11-Jul-2013	5-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS030AUG13	0010272822	USD	(15,000,000)	(15,000,000)	11-Jul-2013	11-Jul-2013	30-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010272622	USD	(350,000,000)	(350,000,000)	10-Jul-2013	12-Jul-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010273737	USD	(200,000,000)	(200,000,000)	12-Jul-2013	12-Jul-2013	15-Jul-2013

Page 22/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010273738	USD	(137,000,000)	(137,000,000)	12-Jul-2013	12-Jul-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010273857	USD	(5,000,000)	(5,000,000)	15-Jul-2013	15-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010273869	USD	(5,000,000)	(5,000,000)	15-Jul-2013	15-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010273871	USD	(50,000,000)	(50,000,000)	15-Jul-2013	15-Jul-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS014AUG13	0010273872	USD	(500,000,000)	(500,000,000)	15-Jul-2013	15-Jul-2013	14-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS003SEP13	0010273875	USD	(100,000,000)	(100,000,000)	15-Jul-2013	15-Jul-2013	3-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUL13	0010273885	USD	(10,000,000)	(10,000,000)	15-Jul-2013	15-Jul-2013	16-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS012AUG13	0010273893	USD	(106,000,000)	(106,000,000)	15-Jul-2013	15-Jul-2013	12-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS016JUL13	0010273914	USD	(12,000,000)	(12,000,000)	15-Jul-2013	15-Jul-2013	16-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS017JUL13	0010274027	USD	(200,000,000)	(200,000,000)	16-Jul-2013	16-Jul-2013	17-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS018JUL13	0010274180	USD	(200,000,000)	(200,000,000)	17-Jul-2013	17-Jul-2013	18-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010274195	USD	(200,000,000)	(200,000,000)	17-Jul-2013	17-Jul-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010274196	USD	(825,000,000)	(825,000,000)	17-Jul-2013	17-Jul-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010274199	USD	(100,000,000)	(100,000,000)	17-Jul-2013	17-Jul-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS014AUG13	0010274044	USD	(300,000,000)	(300,000,000)	16-Jul-2013	18-Jul-2013	14-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010274200	USD	(100,000,000)	(100,000,000)	17-Jul-2013	18-Jul-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010274324	USD	(150,000,000)	(150,000,000)	17-Jul-2013	18-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019AUG13	0010273904	USD	(159,320,000)	(159,320,000)	15-Jul-2013	19-Jul-2013	19-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010274728	USD	(50,000,000)	(50,000,000)	19-Jul-2013	19-Jul-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010274729	USD	(9,000,000)	(9,000,000)	19-Jul-2013	19-Jul-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010274730	USD	(30,000,000)	(30,000,000)	19-Jul-2013	19-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010274731	USD	(30,000,000)	(30,000,000)	19-Jul-2013	19-Jul-2013	29-Aug-2013

Page 23/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS023JUL13	0010274767	USD	(200,000,000)	(200,000,000)	22-Jul-2013	22-Jul-2013	23-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010274769	USD	(27,200,000)	(27,200,000)	22-Jul-2013	22-Jul-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS010SEP13	0010274821	USD	(60,000,000)	(60,000,000)	23-Jul-2013	23-Jul-2013	10-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010274822	USD	(50,000,000)	(50,000,000)	23-Jul-2013	23-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JUL13	0010274823	USD	(200,000,000)	(200,000,000)	23-Jul-2013	23-Jul-2013	24-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JUL13	0010274920	USD	(200,000,000)	(200,000,000)	24-Jul-2013	24-Jul-2013	25-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS025JUL13	0010274921	USD	(50,000,000)	(50,000,000)	24-Jul-2013	24-Jul-2013	25-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS026JUL13	0010274944	USD	(200,000,000)	(200,000,000)	25-Jul-2013	25-Jul-2013	26-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010275053	USD	(200,000,000)	(200,000,000)	26-Jul-2013	26-Jul-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS029JUL13	0010275074	USD	(100,000,000)	(100,000,000)	26-Jul-2013	26-Jul-2013	29-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS027SEP13	0010275109	USD	(7,000,000)	(7,000,000)	26-Jul-2013	29-Jul-2013	27-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS030JUL13	0010275114	USD	(200,000,000)	(200,000,000)	29-Jul-2013	29-Jul-2013	30-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS024SEP13	0010275128	USD	(100,000,000)	(100,000,000)	29-Jul-2013	29-Jul-2013	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS027AUG13	0010275147	USD	(500,000,000)	(500,000,000)	29-Jul-2013	30-Jul-2013	27-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010275150	USD	(600,000,000)	(600,000,000)	29-Jul-2013	30-Jul-2013	4-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS029AUG13	0010275168	USD	(50,000,000)	(50,000,000)	30-Jul-2013	30-Jul-2013	29-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS028AUG13	0010275148	USD	(250,000,000)	(250,000,000)	29-Jul-2013	31-Jul-2013	28-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010275315	USD	(15,000,000)	(15,000,000)	31-Jul-2013	31-Jul-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010275137	USD	(191,280,000)	(191,280,000)	29-Jul-2013	1-Aug-2013	5-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS028AUG13	0010275149	USD	(250,000,000)	(250,000,000)	29-Jul-2013	1-Aug-2013	28-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS005SEP13	0010275843	USD	(500,000,000)	(500,000,000)	6-Aug-2013	7-Aug-2013	5-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS006SEP13	0010275844	USD	(500,000,000)	(500,000,000)	6-Aug-2013	7-Aug-2013	6-Sep-2013

Page 24/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS012SEP13	0010275988	USD	(1,250,000,000)	(1,250,000,000)	7-Aug-2013	8-Aug-2013	12-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010276129	USD	(500,000,000)	(500,000,000)	8-Aug-2013	9-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010276130	USD	(100,000,000)	(100,000,000)	8-Aug-2013	9-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010277426	USD	(300,000,000)	(300,000,000)	12-Aug-2013	12-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010277429	USD	(50,000,000)	(50,000,000)	12-Aug-2013	12-Aug-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS015AUG13	0010277690	USD	(200,000,000)	(200,000,000)	14-Aug-2013	14-Aug-2013	15-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010277961	USD	(110,330,000)	(110,330,000)	15-Aug-2013	19-Aug-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS021AUG13	0010278192	USD	(30,000,000)	(30,000,000)	20-Aug-2013	20-Aug-2013	21-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010278194	USD	(100,000,000)	(100,000,000)	20-Aug-2013	21-Aug-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS022AUG13	0010278249	USD	(170,000,000)	(170,000,000)	21-Aug-2013	21-Aug-2013	22-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS030SEP13	0010278692	USD	(100,000,000)	(100,000,000)	30-Aug-2013	3-Sep-2013	30-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS004SEP13	0010278953	USD	(100,000,000)	(100,000,000)	3-Sep-2013	3-Sep-2013	4-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010279246	USD	(100,000,000)	(100,000,000)	6-Sep-2013	6-Sep-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS012SEP13	0010279694	USD	(58,330,000)	(58,330,000)	11-Sep-2013	11-Sep-2013	12-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010279831	USD	(200,000,000)	(200,000,000)	12-Sep-2013	12-Sep-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS016SEP13	0010279965	USD	(117,450,000)	(117,450,000)	13-Sep-2013	13-Sep-2013	16-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS017SEP13	0010279978	USD	(100,000,000)	(100,000,000)	16-Sep-2013	16-Sep-2013	17-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010280061	USD	(30,000,000)	(30,000,000)	17-Sep-2013	17-Sep-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010280075	USD	(14,500,000)	(14,500,000)	17-Sep-2013	17-Sep-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS018SEP13	0010280085	USD	(190,585,000)	(190,585,000)	17-Sep-2013	17-Sep-2013	18-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280117	USD	(118,000,000)	(118,000,000)	18-Sep-2013	18-Sep-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280122	USD	(30,000,000)	(30,000,000)	18-Sep-2013	18-Sep-2013	19-Sep-2013

Page 25/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280123	USD	(200,000,000)	(200,000,000)	18-Sep-2013	18-Sep-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019SEP13	0010280125	USD	(31,050,000)	(31,050,000)	18-Sep-2013	18-Sep-2013	19-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010280215	USD	(200,000,000)	(200,000,000)	19-Sep-2013	19-Sep-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010280218	USD	(67,070,000)	(67,070,000)	19-Sep-2013	19-Sep-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010280246	USD	(100,000,000)	(100,000,000)	20-Sep-2013	20-Sep-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010280247	USD	(100,000,000)	(100,000,000)	20-Sep-2013	20-Sep-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS024SEP13	0010280283	USD	(50,000,000)	(50,000,000)	23-Sep-2013	23-Sep-2013	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS026SEP13	0010280348	USD	(50,000,000)	(50,000,000)	25-Sep-2013	25-Sep-2013	26-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS027SEP13	0010280370	USD	(50,000,000)	(50,000,000)	26-Sep-2013	26-Sep-2013	27-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS030SEP13	0010280405	USD	(50,000,000)	(50,000,000)	27-Sep-2013	27-Sep-2013	30-Sep-2013
BOND/SELL USD/IBRD/GDIF/0913USD00.132	0000011605	USD	(75,000,000)	(75,000,000)	11-Sep-2012	24-Sep-2012	24-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS027AUG13	0010267652	USD	(20,000,000)	(20,000,000)	29-May-2013	29-May-2013	27-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010268372	USD	(10,000,000)	(10,000,000)	7-Jun-2013	10-Jun-2013	9-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS009JUL13	0010268422	USD	(35,000,000)	(35,000,000)	10-Jun-2013	10-Jun-2013	9-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS011JUL13	0010268571	USD	(10,000,000)	(10,000,000)	11-Jun-2013	11-Jun-2013	11-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS010JUL13	0010269974	USD	(25,000,000)	(25,000,000)	13-Jun-2013	13-Jun-2013	10-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS015JUL13	0010271270	USD	(10,000,000)	(10,000,000)	20-Jun-2013	20-Jun-2013	15-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS020SEP13	0010271377	USD	(27,000,000)	(27,000,000)	21-Jun-2013	24-Jun-2013	20-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JUL13	0010271444	USD	(30,000,000)	(30,000,000)	24-Jun-2013	24-Jun-2013	24-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS026JUL13	0010271522	USD	(15,000,000)	(15,000,000)	26-Jun-2013	26-Jun-2013	26-Jul-2013
DIN/SELL USD/IBRD/DIN IBRDUS007AUG13	0010272415	USD	(25,000,000)	(25,000,000)	8-Jul-2013	8-Jul-2013	7-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS007AUG13	0010272416	USD	(25,000,000)	(25,000,000)	8-Jul-2013	8-Jul-2013	7-Aug-2013

Page 26/26

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01, 2013 through September 30, 2013

Borrowing Type/ Descriptions	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS009SEP13	0010272548	USD	(20,000,000)	(20,000,000)	9-Jul-2013	10-Jul-2013	9-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010274908	USD	(22,000,000)	(22,000,000)	24-Jul-2013	24-Jul-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS026AUG13	0010274970	USD	(20,000,000)	(20,000,000)	25-Jul-2013	25-Jul-2013	26-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS028AUG13	0010275169	USD	(100,000)	(100,000)	30-Jul-2013	30-Jul-2013	28-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023SEP13	0010275708	USD	(25,000,000)	(25,000,000)	2-Aug-2013	2-Aug-2013	23-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS009AUG13	0010276122	USD	(5,000,000)	(5,000,000)	8-Aug-2013	8-Aug-2013	9-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS013SEP13	0010277691	USD	(10,000,000)	(10,000,000)	14-Aug-2013	14-Aug-2013	13-Sep-2013
DIN/SELL USD/IBRD/DIN IBRDUS019AUG13	0010278062	USD	(15,000,000)	(15,000,000)	16-Aug-2013	16-Aug-2013	19-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS020AUG13	0010278141	USD	(30,000,000)	(30,000,000)	19-Aug-2013	19-Aug-2013	20-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS021AUG13	0010278193	USD	(30,000,000)	(30,000,000)	20-Aug-2013	20-Aug-2013	21-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS022AUG13	0010278248	USD	(30,000,000)	(30,000,000)	21-Aug-2013	21-Aug-2013	22-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS023AUG13	0010278312	USD	(30,000,000)	(30,000,000)	22-Aug-2013	22-Aug-2013	23-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS026AUG13	0010278375	USD	(52,000,000)	(52,000,000)	23-Aug-2013	23-Aug-2013	26-Aug-2013
DIN/SELL USD/IBRD/DIN IBRDUS027AUG13	0010278400	USD	(72,000,000)	(72,000,000)	26-Aug-2013	26-Aug-2013	27-Aug-2013

Sub-total Matured Borrowings -United States Dollar			(26,084,727,000)	(26,084,727,000)

Total Matured Borrowings				(26,084,727,000)